Exhibit 99.2
Royal Bank of Canada Third Quarter 2007 Report to shareholders

Royal Bank of Canada reports strong results for the third quarter of 2007
The financial information in this document is in Canadian dollars and is based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.
Third quarter 2007 highlights compared with the third quarter of 2006:
•	Net income of $1,395 million, up 19%
•	Diluted earnings per share (EPS) of $1.06, up 18%
•	Return on common equity (ROE) of 24.4%, up 130 basis points
•	Revenue (1) of $5,480 million, up 5%
–	Revenue was up 9% (2) excluding the impact related to the new financial instruments accounting standards (FIAS)
•	Insurance policyholder benefits, claims and acquisition expense (PBCAE) of $343 million, down 45%
–	PBCAE was down 12% (2) excluding the impact related to FIAS
•	Non-interest expense (1) of $3,165 million, up 11%
•	Tier 1 capital ratio of 9.3%, down 30 basis points
•	Announced a $.04, or 9%, increase to our quarterly dividend
First nine months of 2007 compared with the first nine months of 2006:
•	Net income of $4,168 million, up 20%
•	Diluted EPS of $3.18, up 20.5%
•	ROE of 25.1%, up 180 basis points
•	Revenue (1) of $16,847 million, up 10%
•	PBCAE of $1,536 million, down 19%
•	Non-interest expense (1) of $9,380 million, up 10%

TORONTO, August 24, 2007 – Royal Bank of Canada (RY on TSX and NYSE) reported net income of $1,395 million for the third quarter ended July 31, 2007, up $218 million, or 19%, from a year ago. Diluted EPS were $1.06, up 18% over the same period. ROE was 24.4% compared to 23.1% a year ago. Our strong results for the quarter were largely attributable to solid performance across our Capital Markets, Wealth Management and Canadian Banking segments reflecting the ongoing successful execution of our growth initiatives, as well as generally favourable economic and market conditions for most of the quarter and a lower effective tax rate. Solid growth in our banking operations was offset by higher costs due to increased business levels and spending in support of our growth initiatives, as well as higher provisions for credit losses.
     Commenting on the results, Gordon M. Nixon, President & CEO, said, “I am very pleased with the results this quarter across all of our business segments. We continued to extend our leadership position in Canada and expanded on our strengths in the U.S. and internationally, while delivering top quartile returns to our shareholders.”

(1)	Effective November 1, 2006, results reported on a total consolidated basis are comparable to results as reported from continuing operations for the corresponding prior periods.
(2)	For a reconciliation of revenue and PBCAE excluding the impact related to FIAS, refer to the Key performance and non-GAAP measures section.

Table of contents
1	Third quarter highlights
2	Management’s discussion and analysis
2	Caution regarding forward-looking statements
3	About Royal Bank of Canada
3	Selected financial highlights
4	Economic and market review and 2007 Outlook
4	Financial performance
10	Quarterly results and trend analysis

11	Accounting matters and controls
12	Business segment results
13	Key performance and non-GAAP measures
17	Canadian Banking
19	Wealth Management
20	U.S. & International Banking
21	Capital Markets
22	Corporate Support
23	Results by geographic segment

24	Financial condition
24	Balance sheet
25	Capital management
26	Off-balance sheet arrangements
27	Related party transactions
27	Risk management
31	Interim Consolidated Financial Statements
35	Notes to the Interim Consolidated Financial Statements
47	Shareholder information

2   Royal Bank of Canada   Third Quarter 2007

Management’s discussion and analysis
Management’s discussion and analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three- and nine-month periods ended July 31, 2007, compared to the corresponding periods in the prior year and the three-month period ended April 30, 2007. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements and related notes and our 2006 Annual Report to Shareholders (2006 Annual Report). This MD&A is dated August 24, 2007. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Effective October 31, 2006, RBC Mortgage Company had disposed of substantially all of its remaining assets and obligations and we no longer separately classify its results in our unaudited Interim Consolidated Financial Statements. Results reported on a total consolidated basis are comparable to results reported from continuing operations for the corresponding prior periods.
U.S. GAAP
Commencing this quarter, we have elected to no longer include a U.S. GAAP reconciliation in our unaudited Interim Consolidated Financial Statements on a quarterly basis. However, we will continue to include a U.S. GAAP reconciliation setting out the material differences between Canadian and U.S. GAAP in our annual audited Consolidated Financial Statements and in our unaudited Interim Consolidated Financial Statements for the six-month period ending April 30. Since April 30, 2007, no new significant Canadian GAAP differences to U.S. GAAP have arisen.
Additional information about us, including our 2006 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make such statements in this document, in other filings with Canadian regulators or the United States SEC, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our medium-term and 2007 objectives, and strategies to achieve our objectives, as well as statements with respect to our beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast,” “objective,” “opportunity” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve numerous factors and assumptions, and are subject to inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational and other risks identified and discussed under the Risk management section; general business and economic conditions in Canada, the United States, and other countries in which we conduct business, including the impact from the continuing volatility in the U.S. subprime markets and lack of liquidity in the financial markets; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; successful execution of our strategy; our ability to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances; and our ability to attract and retain key employees and executives. Other factors that may affect future results include: the timely and successful development of new products and services; the successful expansion and new development of our distribution channels and realizing increased revenue from these channels; global capital markets activity; technological changes and our reliance on third parties to provide components of our business infrastructure; fraud by internal or external parties; unexpected changes in consumer spending and saving habits; the possible impact on our business from disease or illness that affects local, national or global economies; disruptions to public infrastructure, including transportation, communication, power and water; the possible impact on our businesses of international conflicts and other political developments including those relating to the war on terrorism; and our success in anticipating and managing the associated risks.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
     Additional information about these factors can be found under the Risk management section and in our 2006 Annual Report under the Risk management and Additional risks that may affect future results sections.
Information contained in or otherwise accessible through the websites mentioned does not form a part of this document. All references in this document to websites are inactive textual references and are for your information only.

Royal Bank of Canada   Third Quarter 2007   3

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. We employ approximately 70,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients throughout offices in North America and 34 countries around the world. For more information, please visit rbc.com.
     Effective February 7, 2007, our previous three business segments (RBC Canadian Personal and Business, RBC U.S. and International Personal and Business, and RBC Capital Markets) were reorganized into four business segments and renamed: Canadian Banking, Wealth Management, U.S. & International Banking and Capital Markets. The historical comparative segment financial information has been restated to reflect this realignment. For further details, refer to the Business segment results section.

Selected financial highlights

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except per share, number of and percentage amounts)	2007	2007	2006	2007	2006

Total revenue	$5,480	$5,669	$5,206	$16,847	$15,288
Non-interest expense	3,165	3,148	2,861	9,380	8,540
Provision for credit losses	178	188	99	528	270
Insurance policyholder benefits, claims and acquisition expense	343	677	627	1,536	1,898
Net income before income taxes and non-controlling interest in subsidiaries	1,794	1,656	1,619	5,403	4,580
Net income from continuing operations	1,395	1,279	1,194	4,168	3,494
Net loss from discontinued operations	–	–	(17)	–	(28)
Net income	$1,395	$1,279	$1,177	$4,168	$3,466

Selected information
Earnings per share (EPS) – basic	$1.07	$.99	$.91	$3.22	$2.68
Earnings per share (EPS) – diluted	$1.06	$.98	$.90	$3.18	$2.64
Return on common equity (ROE) (1)	24.4%	23.5%	23.1%	25.1%	23.3%
Return on risk capital (RORC) (2)	36.9%	35.2%	35.7%	37.9%	36.4%
Net interest margin (3)	1.33%	1.35%	1.38%	1.34%	1.37%
Capital ratios (4)
Tier 1 capital ratio	9.3%	9.3%	9.6%	9.3%	9.6%
Total capital ratio	11.4%	11.7%	12.4%	11.4%	12.4%
Selected balance sheet and other information
Total assets	$604,582	$589,076	$523,969	$604,582	$523,969
Securities	190,219	198,509	172,803	190,219	172,803
Consumer loans	163,118	156,356	146,502	163,118	146,502
Business and government loans	69,681	69,293	59,418	69,681	59,418
Deposits	376,325	372,728	334,702	376,325	334,702
Average common equity (1)	22,250	21,950	20,050	21,850	19,700
Average risk capital (2)	14,700	14,650	12,950	14,500	12,600
Risk-adjusted assets (4), (5)	250,197	243,202	218,482	250,197	218,482
Assets under management	159,900	159,000	134,100	159,900	134,100
Assets under administration – RBC	563,100	560,900	504,700	563,100	504,700
– RBC Dexia IS (6)	2,190,800	2,119,000	1,832,700	2,190,800	1,832,700
Common share information
Shares outstanding (000s) – average basic	1,272,913	1,272,212	1,279,300	1,273,246	1,281,815
– average diluted	1,288,227	1,288,415	1,297,340	1,289,947	1,301,165
– end of period	1,275,780	1,275,327	1,281,279	1,275,780	1,281,279
Dividends declared per share	$.46	$.46	$.36	$1.32	$1.04
Dividend yield	3.2%	3.3%	3.1%	3.2%	3.0%
Common share price (RY on TSX) – close, end of period	$54.09	$57.82	$46.03	$54.09	$46.03
Market capitalization (TSX)	69,007	73,739	58,977	69,007	58,977
Business information (number of)
Employees (full-time equivalent)	65,833	63,493	60,875	65,833	60,875
Bank branches	1,524	1,515	1,430	1,524	1,430
Automated banking machines	4,377	4,333	4,297	4,377	4,297

Period average USD equivalent of C$1.00 (7)	.937	.874	.896	.889	.879
Period-end USD equivalent of C$1.00	.937	.901	.884	.937	.884

(1)	Average common equity and Return on common equity are calculated using month-end balances for the period.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. Average risk capital and Return on risk capital are non-GAAP financial measures. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.
(3)	Net interest margin (NIM) is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
(5)	Risk-adjusted assets for April 30, 2007, have been restated to reflect a $563 million adjustment related to equity derivative contracts.
(6)	Assets under administration – RBC Dexia IS represents the total Assets under administration (AUA) as at June 30, 2007, of the joint venture, of which we have a 50% ownership interest.
(7)	Average amounts are calculated using month-end spot rates for the period.

4   Royal Bank of Canada   Third Quarter 2007

Economic and market review and 2007 Outlook

Canada
Economic growth in Canada remained strong during the quarter, largely reflecting solid consumer spending underpinned by low unemployment and rising wages, as well as business investment. To contain inflationary pressures, the Bank of Canada raised the overnight rate by 25 basis points (bps) to 4.5% in July, the first increase since May of last year. While credit growth of both consumer and business lending in Canada was solid, credit quality weakened moderately during the period as conditions appear to be reverting to more normalized levels. To address the liquidity concerns arising from the recent U.S. subprime market issues and to support the stability of the Canadian financial system, the Bank of Canada injected liquidity into the financial markets in August. In addition, a number of financial institutions initiated concerted efforts to provide liquidity support for non-bank sponsored asset-backed commercial paper in August.
     The Canadian economy is expected to grow at 2.6% in 2007, largely underpinned by continuing solid consumer spending and business investment. In addition, we expect the Bank of Canada to raise interest rates further, once the recent liquidity concerns and the general repricing of risk have subsided. We forecast that the Canadian dollar will remain elevated against the U.S. dollar amid strong global economic growth and firm commodity prices.
United States
Growth in the U.S. economy picked up during the period, primarily driven by solid business spending, despite the ongoing housing market correction. While credit growth in the U.S. remained healthy during the period, it has slowed since last fall in part due to the widespread repricing of risk. In general, consumer and corporate credit quality remained solid but weakened slightly during the period. The major exception to this trend was higher defaults related to U.S. subprime mortgages. Although the U.S. subprime market concerns have existed for a while, the problems escalated in July and recently spilled over into other financial markets, including high-quality asset-backed paper and other financial markets. The result has been significant market volatility, including a widening of credit spreads in the historical context, and a tightening of liquidity globally. To ease the mounting liquidity concerns and to support the stability of the U.S. financial system, the U.S. Federal Reserve injected a significant amount of liquidity into the financial markets as well as decreased its discount rate by 50 bps in August.
     Amid the continued weakness in residential investment and recent spillover into financial markets, the U.S. Federal Reserve is now expected to lower rates to prevent the financial market turmoil from spilling over into the economy. Despite the recent market events, the U.S. economy is projected to expand at a moderate pace of 2.2% in 2007, as we expect firm business investment, strong export growth, and still-solid consumer spending to continue to support economic growth. While consumer credit quality is anticipated to deteriorate moderately, corporate credit quality should remain solid due to continuing strong corporate balance sheets.
Other global economies
Other global economies also remained robust during most of the period, continuing to provide favourable conditions for the financial services industry. Most major equity markets reached record highs in July, and then declined as did the debt markets, largely due to the spillover effects of the U.S. subprime mortgage market. Debt and equity origination as well as mergers and acquisitions (M&A) activities were strong at the beginning of the period, however, a number of originations have recently been postponed due to less favourable pricing and a lack of liquidity.
     Global economic growth is expected to remain solid, though at a moderately slower pace compared to 2006. Global capital market conditions are expected to improve moderately and reach a renewed point of stability, given the recent injection of liquidity by a number of central banks into their respective financial markets.

Financial performance

We reported net income of $1,395 million for the third quarter ended July 31, 2007, up $218 million, or 19%, from a year ago. Diluted EPS were $1.06, up 18% over the same period. ROE was 24.4%, compared to 23.1% a year ago. Our strong results were largely attributable to solid performance across our Capital Markets, Wealth Management and Canadian Banking segments reflecting the ongoing successful execution of our growth initiatives, as well as generally favourable economic and market conditions for most of the quarter and a lower effective tax rate. The increase in earnings primarily reflected robust M&A and equity origination activities as well as higher foreign exchange and equity trading results. Higher client fee-based assets and transactional volumes, favourable disability claims experience and solid growth in our European life reinsurance business also contributed to the increase. Solid growth in our domestic banking operations was offset by higher costs due to increased business levels and spending in support of our growth initiatives, increased provisions for credit losses, as well as narrower interest margin. The Tier 1 capital ratio of 9.3% was down from 9.6% a year ago. The Total capital ratio of 11.4% was down 100 bps from 12.4% a year ago.
For the first nine months of 2007, net income was $4,168 million, up $702 million, or 20%, from a year ago. Nine-month diluted EPS were $3.18, up $.54, or 20.5%, and ROE was 25.1%, up 180 bps from 2006. The strong growth in our earnings reflected continued strong results across all our business segments. This performance is mainly attributable to the successful execution of our growth initiatives including branch expansion and acquisitions, and generally favourable market conditions throughout most of the current period. The increase in earnings was driven primarily by solid loan and deposit growth across most banking businesses, strong growth in client fee-based assets reflecting new sales and capital appreciation, stronger trading volumes and origination activity. Improved Global Insurance results largely reflected the prior year hurricane-related charges, as well as the favourable impact of an adjustment related to the reallocation of certain foreign investment capital recorded in the first quarter of 2007 and solid growth in our European life reinsurance business. These factors were partially offset by a higher provision for credit losses due to portfolio growth as well as increasing loss rates and higher impairments, both of which have trended towards more normalized levels.

Royal Bank of Canada   Third Quarter 2007   5

Performance versus 2007 objectives
We established our 2007 annual objectives at the end of 2006 based on our economic and business outlooks. Year-to-date, our performance is tracking well to these objectives:

	2007	Nine-month

	Objectives	performance

1. Diluted earnings per share growth	10%+	20.5%
2. Operating leverage (1)	>3%	2.8%
3. Return on common equity (ROE)	20%+	25.1%
4. Tier 1 capital ratio (2)	8%+	9.3%
5. Dividend payout ratio	40-50%	41%

(1)	Our operating leverage is defined as the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis and excludes consolidated variable interest entities (VIEs), accounting adjustments related to the new financial instruments accounting standards and Global Insurance revenue. Non-interest expense excludes Global Insurance expense. This is a non-GAAP measure. For further information including a reconciliation, refer to the Key performance and non-GAAP measures section.
(2)	Calculated using guidelines issued by the OSFI.
Year-to-date diluted EPS growth of 20.5% and ROE of 25.1% compared favourably to our stated annual growth objectives, reflecting strong performance across most of our businesses. Our nine-month operating leverage of 2.8% is slightly below our annual objective of greater than 3%, reflecting strong business growth and investment in new growth initiatives, including acquisitions. Our capital position remains strong with a Tier 1 capital ratio of 9.3%, comfortably above our target of greater than 8%. In light of our earnings, we are raising our quarterly common share dividend by $.04, or 9%, to $.50 in the fourth quarter.
Compared to the second quarter of 2007, net income increased $116 million, or 9%, and diluted EPS were up $.08, or 8%. ROE was 24.4%, compared to 23.5%. This increase was largely due to strong results in our insurance and banking businesses primarily reflecting improved disability claims experience, increased card balances and transaction volumes, solid loan and deposit growth, including recent acquisitions, and the additional days this quarter. Increased business volumes in RBC Dexia IS, higher private equity distributions and a favourable tax settlement in the quarter also contributed to the increase. These factors were partially offset by lower trading results and increased costs in support of growth initiatives. As at July 31, 2007, the Tier 1 capital ratio of 9.3% was unchanged from 9.3% at the end of the previous quarter. The Total capital ratio of 11.4% was down 30 bps from 11.7% last quarter.
Key events of 2007
Flag Financial Corporation (Flag): On December 8, 2006, U.S. & International Banking completed the acquisition of Flag, expanding RBC Centura’s branch network to more than 50 branches in Georgia, a key growth market.
     Carlin Financial Group: On January 3, 2007, Capital Markets completed the acquisition of Carlin Financial Group and renamed it RBC Carlin. RBC Carlin provides Capital Markets a direct market access technology platform.
     Daniels & Associates, L.P.: On January 10, 2007, Capital Markets completed the acquisition of Daniels & Associates, L.P. and renamed it RBC Daniels, a leading U.S. M&A advisor to the cable, telecom, broadcast and Internet services industries, building on our presence in the U.S. and globally.
     AmSouth Bank (AmSouth) branches: On March 9, 2007, U.S. & International Banking completed the acquisition of 39 branches in Alabama owned by AmSouth Bank, marking RBC Centura’s entry into Alabama.
     Merchant banking joint venture: On April 17, 2007, we announced the signing of a definitive joint venture agreement pursuant to which U.S. & International Banking will acquire a 50% interest in Fidelity Bank & Trust International Limited’s wholly owned Bahamas-based subsidiary, Fidelity Merchant Bank & Trust Limited. The transaction is subject to normal closing conditions including regulatory approvals and is expected to close in the fourth quarter of 2007.
     J.B. Hanauer & Co.: On May 18, 2007, Wealth Management completed the acquisition of J.B. Hanauer & Co., expanding our presence in New Jersey, Pennsylvania and Florida.
     Seasongood & Mayer, LLC: On June 18, 2007, Capital Markets completed the acquisition of Seasongood & Mayer, LLC, strengthening our franchise as one of the leading municipal finance platforms in the U.S.
Impact of U.S. vs. Canadian dollar
Our U.S. dollar-denominated consolidated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate.
     The Canadian dollar exchange rate appreciated 5% on average compared to a year ago, resulting in a $2 million decrease in the translated value of our U.S. dollar-denominated net income which had no impact on our current quarter’s diluted EPS.
     The Canadian dollar exchange rate appreciated 1% on average compared to the first nine months of 2006, but had no impact on the translated value of our U.S. dollar-denominated net income, on our current quarter’s diluted EPS.
     The Canadian dollar exchange rate appreciated 7% on average compared to the prior quarter, resulting in a $15 million decrease in the translated value of our U.S. dollar-denominated net income and a decrease of $.01 on our diluted EPS for the current quarter.
Specified items
Effective the first quarter of 2007, we no longer classify amounts as specified items. For details concerning the items previously noted as specified items in 2006, refer to our 2006 Annual Report.

6   Royal Bank of Canada   Third Quarter 2007
Impact of the new financial instruments accounting standards
On November 1, 2006, we adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (CICA). The standards require a greater portion of the Consolidated Balance Sheet to be measured at fair value with changes in the fair values reported in income in the period they occur, except for investment securities, derivatives designated as cash flow hedges, and hedges of net investments in foreign operations, the changes in fair value of which are recognized in Accumulated other comprehensive income (AOCI), a new component of Shareholders’ Equity. The standards also provide new guidance on the accounting for derivatives in hedging relationships.
     The following table provides the main impacts on our Consolidated Statements of Income arising from the application of the new accounting standards. For further details about the new financial instruments accounting standards, refer to Notes 1 and 2 to our unaudited Interim Consolidated Financial Statements.

	For the three		For the nine
	months ended		months ended
	July 31	April 30	July 31
(C$ millions)	2007	2007	2007	Significantly impacted segments

Net interest income	$–	$18	$18	Canadian Banking
Non-interest income
Insurance premiums, investment and fee income	$(212)	$55	$(227)	Canadian Banking
Trading revenue	12	7	27	Capital Markets
Other	9	10	36	Wealth Management
Other	2	(3)	7	Corporate Support

Total revenue	$(189)	$87	$(139)
Insurance policyholder benefits, claims and acquisition expense	(208)	58	(219)	Canadian Banking
Net income	$21	$19	$62

Canadian Banking
For the three months ended July 31, 2007, we recorded a loss of $212 million in Insurance premiums, investment and fee income related to the changes in the fair values of the securities backing our life and health insurance businesses. These losses were largely offset by a corresponding $208 million decrease in the measurement of certain liabilities related to life and health insurance policies, recorded in Insurance policyholder benefits, claims and acquisition expense (PBCAE).
     For the nine months ended July 31, 2007, we recognized $18 million in net interest income related to the application of the effective interest method on our residential mortgage portfolio and we recorded a loss of $227 million in Insurance premiums, investment and fee income, which was largely offset by a corresponding $219 million reduction in PBCAE.
Capital Markets
For the three months ended July 31, 2007, we recognized a gain of $12 million in Trading revenue as a result of the net increase in fair values in various trading portfolios previously measured at amortized cost.
     For the nine months ended July 31, 2007, we recognized a gain of $27 million.
Wealth Management
For the three months ended July 31, 2007, we recorded a $9 million foreign currency translation gain in Non-interest income – Other related to deposits used to fund certain Investment securities denominated in foreign currencies in order to minimize exposure to changes in foreign exchange rates. The corresponding foreign currency translation loss on the related Investment securities was recorded in AOCI.
     For the nine months ended July 31, 2007, we recorded a $36 million foreign currency translation gain on these deposits and a corresponding foreign currency translation loss on the related Investment securities was recorded in AOCI.
Corporate Support
For the three months ended July 31, 2007, we recognized a gain of $2 million. This comprised a $21 million gain in Non-interest income – Other related to certain long-term funding notes and subordinated debentures that were issued and designated as held-for-trading liabilities under the new accounting standards, which was offset by a loss of $19 million on related derivatives.
     For the nine months ended July 31, 2007, we recognized a $7 million gain. This comprised a $31 million gain on certain long-term funding notes and subordinated debentures liabilities net of a $24 million loss on related derivatives.

Royal Bank of Canada   Third Quarter 2007   7
Total revenue

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2007	2007	2006	2007	2006

Interest income	$6,898	$6,747	$5,849	$20,089	$16,084
Interest expense	4,920	$4,846	4,083	14,343	11,019

Net interest income	$1,978	$1,901	$1,766	$5,746	$5,065

Investments (1)	$1,156	$1,093	$941	$3,296	$2,808
Insurance (2)	590	855	821	2,265	2,485
Trading	546	575	683	1,924	1,954
Banking (3)	701	684	648	2,034	1,749
Underwriting and other advisory	309	319	253	916	731
Other (4)	200	242	94	666	496

Non-interest income	$3,502	$3,768	$3,440	$11,101	$10,223

Total revenue	$5,480	$5,669	$5,206	$16,847	$15,288

Total trading revenue:
Net interest income – related to trading activities	$(31)	$(31)	$(146)	$(213)	$(366)
Non-interest income – Trading revenue	546	575	683	1,924	1,954

Total trading revenue	$515	$544	$537	$1,711	$1,588

(1)	Includes brokerage, investment management and mutual funds.
(2)	Includes Insurance premiums, investment and fee income.
(3)	Includes service charges, foreign exchange other than trading, card services and credit fees.
(4)	Includes other non-interest income, gain/loss on securities sales and securitization.

Q3 2007 vs. Q3 2006
Total revenue increased $274 million, or 5%, from a year ago. Revenue increased $463 million, or 9%, compared to a year ago, excluding the impact related to the new financial instruments accounting standards. This increase was primarily due to continued strong balance and volume growth in our banking and wealth management businesses. The increase also reflected higher revenue from most capital markets businesses. For a reconciliation of total revenue excluding the impact of the new financial instruments accounting standards, refer to the Key performance and non-GAAP measures section.
     Net interest income increased $212 million, or 12%, largely due to strong loan and deposit growth and higher trading-related income on increased securities borrowing and lending activity. Net interest margin of 1.33% was down 5 bps compared to the prior year.
     Investments-related revenue increased $215 million, or 23%, mainly due to continued strong growth in fee-based client assets reflecting strong new sales, capital appreciation and the recruitment of additional experienced advisors. Growth in custodian and securities lending activities at RBC Dexia IS, higher client transactional volumes in our brokerage businesses and stronger mutual fund net sales and capital appreciation also contributed to the increase.
     Insurance-related revenue decreased $231 million, or 28%, from the prior year. Excluding the impact related to the new financial instruments accounting standards, Insurance-related revenue decreased $19 million, or 2%, from the prior year. The decrease was mainly attributable to lower U.S. annuity sales, largely due to relatively lower long-term interest rates, and lower revenue from our property catastrophe reinsurance operations as we no longer underwrite new business. These factors were partially offset by solid growth in our European life reinsurance and all domestic businesses. For a reconciliation of Insurance-related revenue excluding the impact of the new financial instruments accounting standards, refer to the Key performance and non-GAAP measures section.
     Trading revenue decreased $137 million, or 20%, from a year ago. Total trading revenue (including Net interest income and Non-interest income related to trading) was $515 million, down $22 million, or 4%, from a year ago.
     Banking revenue increased $53 million, or 8% primarily reflecting higher transaction volumes and client balances, and increased loan syndication activity.
     Underwriting and other advisory revenue increased $56 million, or 22%, from a year ago, mainly due to higher M&A activity in Canada and the U.S. and stronger equity origination activity across all geographies.
     Other revenue increased $106 million, or 113%. The increase was primarily due to gains on the fair valuing of credit derivatives used to economically hedge our corporate loan portfolio and the inclusion of income related to a certain business (which is largely offset in the Non-controlling interest in net income of subsidiaries line). Higher gains and distributions on private equity investments and lower losses on the fair value of other derivatives used to economically hedge certain positions also contributed to the increase. These factors were partially offset by losses related to securitization activity in the current quarter.
Q3 2007 vs. Q3 2006 (Nine months ended)
Total revenue increased $1,559 million, or 10%, from a year ago. Revenue was up $1,698 million, or 11%, compared to a year ago, excluding the impact related to the new financial instruments accounting standards. This increase was primarily due to strong growth across our banking, wealth management and most capital markets businesses. The strong growth largely reflected the successful execution of our growth strategy including expansion and acquisitions, as well as the continuation of generally favourable market conditions.
     Net interest income increased $681 million, or 13%, largely due to strong loan and deposit growth and higher trading-related income on increased securities borrowing and lending activity. Net interest margin of 1.34% was down 3 bps compared to the prior year.
     Investments-related revenue increased $488 million, or 17%, mainly due to continued growth in fee-based client assets, reflecting strong new sales, capital appreciation and the

8   Royal Bank of Canada   Third Quarter 2007

recruitment of additional experienced advisors. Growth in custodian and securities lending activities and higher transactional volumes in our brokerage businesses also contributed to the increase.
     Insurance-related revenue was down $220 million, or 9%, from the prior year. Excluding the impact related to the new financial instruments accounting standards, Insurance-related revenue increased $7 million from the prior year. The increase was primarily attributable to solid growth in our European life reinsurance and all domestic businesses. These factors were largely offset by lower U.S. annuity sales primarily resulting from relatively lower long-term interest rates, and lower revenue from our property catastrophe reinsurance operations as we no longer underwrite new business.
     Trading revenue decreased $30 million, or 2%, from a year ago. Total trading revenue (including Net interest income and Non-interest income related to trading) was $1,711 million, up $123 million, or 8%, from a year ago. The increase reflected higher equity trading revenue on expansion of certain trading strategies, partially offset by lower trading revenue in our fixed income businesses, which was recently negatively impacted by widening credit spreads and reduced liquidity in the market.
     Banking revenue increased $285 million, or 16%. This increase primarily reflected higher card balances and transaction volumes. Higher service fees and foreign exchange revenue due to increased transaction volumes and improved loan syndication activity also contributed to the increase. The prior year included an adjustment to increase the liability associated with our customer loyalty reward programs which was not repeated this year.
     Underwriting and other advisory revenue increased $185 million, or 25%, from a year ago, mainly due to higher U.S. and Canadian equity origination activity and improved M&A activity.
     Other revenue increased $170 million, or 34%, primarily due to gains related to securitization activity, gains on the fair valuing of credit derivatives used to economically hedge our corporate loan portfolio and the favourable adjustment related to the reallocation of certain foreign investment capital. Higher distributions from private equity investments and a foreign exchange translation gain on certain deposits resulting from the implementation of the new financial instruments accounting standards also contributed to the increase. The prior year included a fee related to the termination of an agreement.
Q3 2007 vs. Q2 2007
Total revenue decreased $189 million, or 3%, compared to the previous quarter. Revenue was up $87 million, or 2%, excluding the impact related to the new financial instruments accounting standards. This increase was primarily due to strong loan and deposit growth, additional days this quarter, as well as improved business volumes in RBC Dexia IS reflecting seasonal factors and strong market activity. Higher card balances and transaction volumes also reflected seasonal factors; increased gains and distributions on private equity investments, M&A activity and higher fee-based client assets also contributed to the increase. These factors were partially offset by lower trading results, which were at elevated levels in the previous quarter, and lower brokerage volumes and equity origination in part due to a modest summer slowdown.

Non-interest expense

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2007	2007	2006	2007	2006

Salaries	$899	$880	$812	$2,643	$2,360
Variable compensation	755	804	716	2,350	2,129
Benefits and retention compensation	294	295	272	883	837
Stock-based compensation	44	43	28	145	134

Human resources	$1,992	$2,022	$1,828	$6,021	$5,460
Other costs	1,173	1,126	1,033	3,359	3,080

Non-interest expense	$3,165	$3,148	$2,861	$9,380	$8,540

Q3 2007 vs. Q3 2006
Non-interest expense was up $304 million, or 11%, from a year ago, primarily reflecting higher costs due to increased business levels, which included increased sales and service personnel, higher system development and processing costs, and increased variable compensation on higher commission-based revenue in Wealth Management. Additional costs in support of our growth initiatives including our recent acquisitions and U.S. and Canadian de novo branch expansion and branch upgrade programs also contributed to the increase.
Q3 2007 vs. Q3 2006 (Nine months ended)
Non-interest expense increased $840 million, or 10%, from a year ago, primarily due to higher costs reflecting increased business levels, which included increased sales and service personnel, higher system development and processing costs, and higher variable compensation on stronger business performance in Wealth Management and Capital Markets. The increase was also attributable to the inclusion of our recent acquisitions and integration-related costs and increased spending in support of growth initiatives including de novo branch expansion.
Q3 2007 vs. Q2 2007
Non-interest expense increased $17 million, or 1%, compared to the previous quarter. Higher processing costs due to increased business volume at RBC Dexia IS and the inclusion of our recent acquisitions were largely offset by lower variable compensation in Capital Markets.

Royal Bank of Canada   Third Quarter 2007   9
Provision for (recovery of) credit losses

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2007	2007	2006	2007	2006

Residential mortgages	$–	$1	$–	$3	$4
Personal	79	96	60	266	220
Credit cards	58	59	36	166	123

Consumer	$137	$156	96	$435	$347
Business and government	38	$39	1	97	(22)

Specific provision	$175	$195	$97	$532	$325
General provision	3	$(7)	2	(4)	(55)

Provision for credit losses	$178	$188	$99	$528	$270

Specific PCL as a % of average loans and acceptances	.29%	.35%	.18%	.31%	.21%

Q3 2007 vs. Q3 2006
Provision for credit losses (PCL) increased $79 million from a year ago, which had been at a cyclically low level, and has trended towards a more normalized level. The increase was largely attributable to higher provisions in our credit card and personal unsecured credit lines portfolios, primarily reflecting higher loss rates and portfolio growth. Higher provisions in our small business and commercial loan portfolios, mainly due to increased impairment, also contributed to the increase.
     Specific PCL ratio increased from a year ago, primarily reflecting higher loss rates in our consumer portfolio and increased impairment in our business portfolio, both of which have trended towards more normalized levels.
Q3 2007 vs. Q3 2006 (Nine months ended)
Provision for credit losses increased $258 million from the prior period, which had been at a cyclically low level, and has trended
Insurance policyholder benefits, claims and acquisition expense towards a more normalized level this year. The increase was primarily attributable to higher provisions in our personal unsecured credit lines and credit card portfolios, largely due to higher loss rates and portfolio growth. Higher provisions in our small business and commercial loan portfolios mainly reflecting increased impairment, also contributed to the increase. The prior year included a $50 million reversal of the general allowance related to our corporate loan portfolio as well as higher corporate recoveries.
Q3 2007 vs. Q2 2007
Provision for credit losses decreased $10 million from the prior quarter. The decrease was primarily attributable to lower write-offs in our personal loan portfolio in the current period, as the prior quarter was impacted by seasonal factors. These factors were partially offset by higher provisions in our commercial loan portfolio due to a higher level of impairment.

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2007	2007	2006	2007	2006

Insurance policyholder benefits and claims	$189	$524	$459	$1,082	$1,470
Insurance policyholder acquisition expense	154	$153	168	454	428

Insurance policyholder benefits, claims and acquisition expense	$343	$677	$627	$1,536	$1,898

Q3 2007 vs. Q3 2006
Insurance policyholder benefits, claims and acquisition expense (PBCAE) decreased $284 million, or 45%, from the prior year. Excluding the impact of the new financial instruments accounting standards, PBCAE decreased $76 million, or 12%, primarily driven by the impact of lower U.S. annuity sales largely due to relatively lower long-term interest rates, as well as improved disability and other claims experience this quarter. A favourable actuarial liability adjustment this quarter, reflecting a change in our investment portfolio strategy, also contributed to the decrease. These factors were partially offset by higher costs associated with growth in our European life reinsurance and all domestic businesses. For a reconciliation of PBCAE excluding the impact of the new financial instruments accounting standards, refer to the Key performance and non-GAAP measures section.
Q3 2007 vs. Q3 2006 (Nine months ended)
PBCAE expense decreased $362 million, or 19%, from the prior year. Excluding the impact related to the new financial instruments accounting standards and the prior year hurricane-related charges, PBCAE decreased $82 million, or 4%, from the prior year. The decrease was largely attributable to lower U.S. annuity sales and a higher level of favourable net actuarial liability adjustments in the current period. These factors were partially offset by higher costs in support of growth in our European life reinsurance and all domestic businesses.
Q3 2007 vs. Q2 2007
PBCAE expense decreased $334 million, or 49%, from the prior quarter. Excluding the impact related to the new financial instruments accounting standards, PBCAE decreased $68 million, or 11%, from the prior quarter. The decrease primarily reflected improved disability claims experience this quarter, lower travel claims experience largely due to seasonal factors, and a favourable actuarial liability adjustment this quarter. These factors were partially offset by higher costs in support of business growth.

10   Royal Bank of Canada   Third Quarter 2007
Income taxes

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2007	2007	2006	2007	2006

Net income before income taxes	$1,794	$1,656	$1,619	$5,403	$4,580
Income tax expense	349	$353	381	1,137	1,061

Effective income tax rate (1)	19.5%	21.3%	23.5%	21.0%	23.2%

(1)	Income taxes as a percentage of net income before income taxes.

Q3 2007 vs. Q3 2006
Income tax expense decreased $32 million, or 8%, from a year ago, despite higher earnings before income taxes, primarily reflecting a recovery of income taxes due to a favourable tax settlement in the current quarter. The effective income tax rate of 19.5% in the current quarter compared favourably to 23.5% a year ago. The lower effective income tax rate in the current quarter was largely due to a higher level of income from tax-advantaged sources (Canadian taxable corporate dividends), higher earnings reported by our subsidiaries operating in jurisdictions with lower income tax rates and the favourable tax settlement.
Q3 2007 vs. Q3 2006 (Nine months ended)
Income tax expense increased $76 million, or 7%, from a year ago largely commensurate with higher earnings before income taxes. The effective income tax rate of 21.0% in the current period compared favourably to 23.2% a year ago. The decrease in the effective income tax rate was largely due to higher earnings reported by our subsidiaries operating in jurisdictions with lower income tax rates and a higher level of income from tax-advantaged sources. Both periods were also favourably impacted by the reversal of amounts accrued in prior years due to favourable income tax settlements.
Q3 2007 vs. Q2 2007
Income taxes decreased $4 million, or 1%, over the prior quarter despite higher earnings before income taxes. The effective income tax rate in the current period was 19.5% and compares favourably to 21.3% in the prior quarter.

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality, and general economic and market conditions. For further details, refer to page 43 of our 2006 Annual Report.
     The following table summarizes our results for the nine most recently completed quarters.

	2007			2006				2005
(C$ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net interest income	$1,978	$1,901	$1,867	$1,731	$1,766	$1,617	$1,682	$1,763	$1,663
Non-interest income	3,502	3,768	3,831	3,618	3,440	3,505	3,278	3,033	3,266

Total revenue	$5,480	$5,669	$5,698	$5,349	$5,206	$5,122	$4,960	$4,796	$4,929
Non-interest expense	3,165	3,148	3,067	2,955	2,861	2,928	2,751	3,310	2,732
Provision for credit losses	178	188	162	159	99	124	47	103	128
Insurance policyholder benefits, claims and acquisition expense	343	677	516	611	627	619	652	740	681
Business realignment charges	–	–	–	–	–	–	–	40	1

Net income before income taxes and non-controlling interest in subsidiaries	$1,794	$1,656	$1,953	$1,624	$1,619	$1,451	$1,510	$603	$1,387
Income taxes	349	353	435	342	381	348	332	90	392
Non-controlling interest in net income of subsidiaries	50	24	24	19	44	(25)	6	(30)	(6)

Net income from continuing operations	$1,395	$1,279	$1,494	$1,263	$1,194	$1,128	$1,172	$543	$1,001
Net income (loss) from discontinued operations	–	–	–	(1)	(17)	(10)	(1)	(21)	(22)

Net income	$1,395	$1,279	$1,494	$1,262	$1,177	$1,118	$1,171	$522	$979

Earnings per share – basic	$1.07	$.99	$1.16	$.97	$.91	$.86	$.90	$.40	$.75
– diluted	$1.06	$.98	$1.14	$.96	$.90	$.85	$.89	$.39	$.74

Period average USD equivalent of C$1.00 (1)	.937	.874	.861	.897	.896	.877	.865	.850	.810
Period-end USD equivalent of C$1.00	.937	.901	.850	.890	.884	.894	.878	.847	.817

(1)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada   Third Quarter 2007    11

Trend analysis
Our consolidated net income has consistently exceeded $1 billion over the last seven quarters. The fourth quarter of 2005 was impacted by the Enron Corp. litigation-related provision and the hurricane-related charges, while the third quarter of 2005 included a loss of $22 million related to discontinued operations. These strong results largely reflected a general increase in revenue across all our business segments. This positive trend was partially offset by the lower translated value of foreign currency-denominated revenue and earnings as a result of the strengthening of the Canadian dollar against the U.S. dollar during most of the period, with the effects being more pronounced in the current quarter.
     Our results were also impacted by several acquisitions during the period. In addition, certain assets of RBC Mortgage, which had been earlier classified as discontinued operations, were sold in the fourth quarter of 2005. We also recorded a $40 million business realignment charge in the fourth quarter of 2005 in addition to the charges recorded in 2004.
     Non-interest expense increased over the last nine quarters, largely reflecting increased variable compensation on improved business performance and higher costs due to increased business levels and higher spending in support of our growth initiatives. The fourth quarter of 2005 also included a provision for Enron Corp. litigation-related matters.
     Provision for credit losses has been at a cyclically low level during most of the period, primarily reflecting a generally benign credit environment and favourable corporate recoveries. However, it has been increasing over the past year due to portfolio growth, as well as increasing loss rates and higher impairments, both of which have trended towards more normalized levels. The decrease in provisions in the first quarter of 2006 was primarily due to a $50 million reversal of the general allowance in light of the strong credit quality of our corporate loan portfolio at that time.
     Insurance policyholder benefits, claims and acquisition expense (PBCAE) has fluctuated considerably over the period. Although underlying business growth has generally increased PBCAE, there can be significant quarterly volatility resulting from claims experience, actuarial liability adjustments and capital market impacts on equities backing universal life policyholder funds. The impact of the new financial instruments accounting standards implemented in the first quarter of 2007 introduced additional volatility to this line. Other than claims experience and actuarial liability adjustments, these items are predominately offset in Insurance-related revenue. As well, the fourth quarter of 2005 and the first quarter of 2006 were impacted by hurricane-related charges.
     Income tax rates have generally trended downward from 28.3% to 19.5% over the period, despite higher earnings before income taxes from continuing operations. This largely reflected higher earnings reported by our subsidiaries operating in lower income tax jurisdictions, higher income from tax-advantaged sources (Canadian taxable corporate dividends), and favourable income tax settlements in the first quarter of 2006 and second and third quarters of 2007.
     Non-controlling interest in net income of subsidiaries fluctuated over the period, which depends on the net income attributed to third-party investors in entities in which we do not have 100% ownership, but are required to consolidate.

Accounting matters and controls

Critical accounting policies and estimates
Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 on pages 106 to 110 of our 2006 Annual Report. Our critical accounting policies and estimates related to the allowance for credit losses, fair value of financial instruments, securitization, variable interest entities, pensions and other post-employment benefits, income taxes, and other-than-temporary impairment of investment securities are detailed on pages 33 to 37 of our 2006 Annual Report.
Changes in accounting policies or estimates
Financial Instruments
On November 1, 2006, we adopted three new accounting standards that were issued by the CICA: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges, which are discussed in Note 1 to our unaudited Interim Consolidated Financial Statements. These standards, and the impact on our results of operations, are also discussed in the Impact of the new financial instruments accounting standards section.
Variable Interest Entities (VIEs)
On February 1, 2007, we adopted CICA Emerging Issues Committee Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). EIC-163 provides additional clarification on how to analyze and consolidate VIEs. The implementation of EIC-163 resulted in the deconsolidation of certain investment funds, but the impact was not material to our consolidated financial position or results of operations.
Internal control over financial reporting
No changes were made in our internal control over financial reporting during the interim period ended July 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

12    Royal Bank of Canada   Third Quarter 2007

Business segment results

The following section provides an overview of how we measure the performance of and report the results of our business segments.
     Periodically, certain businesses and/or subsidiaries are transferred between segments to align more closely with our organizational structure and strategic priorities. Where these transfers are deemed material, comparative amounts are restated.
New business segments effective second quarter 2007
Effective February 7, 2007, our previous three business segments (RBC Canadian Personal and Business, RBC U.S. and International Personal and Business, and RBC Capital Markets) were reorganized into four business segments and renamed:
     Canadian Banking comprises our domestic personal and business banking operations, certain retail investment businesses and our global insurance operations.
     Wealth Management comprises businesses that directly serve our clients’ growing wealth management needs including those of affluent and high net worth clients globally, and businesses that provide asset management and trust products.
     U.S. & International Banking comprises our banking businesses outside Canada, including RBC Centura in the U.S. and RBC’s Caribbean banking operations. In addition, this segment includes the results from our 50% ownership in RBC Dexia IS.
     Capital Markets comprises our global wholesale banking segment providing a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, public sector and institutional clients in North America, and specialized products and services in select global markets. Also, given the growth in our National Clients business, we transferred this business in the second quarter of 2007 to our Global Investment Banking and Equity Markets business line from our Other business line.
     Historical comparative segment financial information has been revised to reflect the above changes. The restated historical segment financial information did not impact our previously reported consolidated financial information.

How we measure and report our business segments

Our management reporting framework is intended to measure the performance of each business segment as if it was a standalone business and reflect the way the business segments are managed. This approach is intended to ensure that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views their results.
     The key methodologies and assumptions used in our management reporting framework are expense allocation, capital attribution, funds transfer pricing and taxable equivalent basis (teb) for revenue recognition, and are outlined in the How we manage our business segments section of our 2006 Annual Report. Management periodically reviews these key methodologies and assumptions to ensure that they remain valid.
     We also use and report certain non-GAAP financial measures, consistent with our management framework. These measures do not have standardized meanings under GAAP and are not necessarily comparable with similar information reported by other financial institutions.
Changes made in the first nine months of 2007
In the third quarter, we reclassified certain deposits reported in Capital Markets and U.S. & International Banking related to RBC Dexia IS, in accordance with the Q2 2007 business realignment. This reclassification did not impact the consolidated balance sheet.
     As well, in the third quarter, we reclassified expenses related to internally developed software from Non-interest expense – Other to more specific Non-interest expense lines. All related comparative amounts have been restated to reflect this reclassification, which impacted the Corporate Support segment only, and had no impact on total Non-interest expense.
     In the first quarter of 2007, within Canadian Banking, certain amounts related to trustee services have been reclassified from Non-interest income – Investment management and custodial fees to Net interest income to better reflect their nature. All comparative amounts have been restated to reflect this reclassification.

Royal Bank of Canada   Third Quarter 2007   13

Impact of foreign exchange rates on our business segments

The translated value of our business segment results is impacted by fluctuations in the respective exchange rates relative to the Canadian dollar. Wealth Management, U.S. & International Banking and Capital Markets each have significant U.S. dollar-denominated operations, U.S. & International Banking also has material Euro-denominated results related to RBC Dexia IS, and Capital Markets also has significant GBP-denominated operations.
     For the three months ended July 31, 2007, compared to a year ago, the Canadian dollar appreciated 5% on average relative to the U.S. dollar, depreciated 3% on average relative to the GBP, and depreciated 1% on average relative to the Euro. As a result of the impact of the changes in the respective exchange rates from last year, Wealth Management net income was down $3 million, U.S. & International Banking net income was down $2 million, while Capital Markets net income remained flat.
     For the first nine months of 2007, compared to the prior nine-month period, the Canadian dollar appreciated 1% on average relative to the U.S. dollar, depreciated 8% on average relative to the GBP, and depreciated 7% on average relative to the Euro. As a result of the impact of the changes in the respective exchange rates from last year, Wealth Management net income decreased $2 million, U.S. & International Banking net income increased $2 million, while Capital Markets net income increased $4 million.
     For the three months ended July 31, 2007, compared to last quarter, the Canadian dollar appreciated 7% on average relative to the U.S. dollar, appreciated 6% on average relative to the GBP and appreciated 6% on average relative to the Euro. As a result of the impact of the changes in the respective exchange rates from last quarter, Wealth Management net income decreased $5 million, U.S. & International Banking net income was down $5 million, while Capital Markets net income decreased $20 million.

Key performance and non-GAAP measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on average common equity (ROE) and return on average risk capital (RORC). While net income is in accordance with GAAP, the others are considered non-GAAP financial measures, which do not have standardized meanings under GAAP and may not be comparable to similar measures used by other financial institutions. For further details, refer to the How we manage our business segments and Key financial measures (non-GAAP) sections in our 2006 Annual Report.
Return on equity and Return on risk capital
We use ROE and RORC, at both the consolidated and segment levels, as a measure of return on total capital invested in our businesses.
     Our quarterly consolidated ROE calculation is based on annualized quarterly net income available to common shareholders divided by total average common equity for the period, which excludes preferred shares. Our quarterly business segment ROE calculations are based on annualized segment net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital is based on attributed risk capital and amounts invested in goodwill and intangibles.

14   Royal Bank of Canada   Third Quarter 2007

     Our quarterly RORC calculations are based on annualized net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangible capital and unattributed capital). The business segment ROE and RORC measures are viewed by management as useful measures for supporting investment and resource allocation decisions because they identify certain items that may affect comparability between business segments and certain competitors.
     The following table provides a reconciliation of the ROE and RORC calculations.

Return on equity and Return on risk capital

	For the three months ended						For the three months ended
	July 31						April 30	July 31
	2007						2007	2006
			U.S. &
(C$ millions,	Canadian	Wealth	International	Capital	Corporate
except percentage amounts) (1), (2)	Banking	Management	Banking	Markets	Support	Total	Total	Total

Net income from continuing operations	$699	$177	$87	$360	$72	$1,395	$1,279	$1,194
Net loss from discontinued operations	–	–	–	–	–	–	–	(17)

Net income	$699	$177	$87	$360	$72	$1,395	$1,279	$1,177
less: Preferred dividends	(10)	(3)	(4)	(6)	(3)	(26)	(22)	(13)

Net income available to common shareholders	$689	$174	$83	$354	$69	$1,369	$1,257	$1,164

Average equity	$8,650	$2,350	$3,650	$4,800	$2,800	$22,250	$21,950	$20,050
less: Unattributed capital	–	–	–	–	1,800	1,800	1,700	2,300
less: Goodwill and intangible capital	2,150	1,150	1,550	900	–	5,750	5,600	4,800
Average risk capital (2)	$6,500	$1,200	$2,100	$3,900	$1,000	$14,700	$14,650	$12,950

Return on equity (ROE)	31.6%	29.4%	9.0%	29.3%	9.8%	24.4%	23.5%	23.1%
Return on risk capital (RORC)	41.9%	58.6%	15.5%	35.9%	n.m.	36.9%	35.2%	35.7%

	For the nine months ended						For the nine months ended
	July 31						July 31
	2007						2006
			U.S. &
(C$ millions,	Canadian	Wealth	International	Capital	Corporate
except percentage amounts) (1), (2)	Banking	Management	Banking	Markets	Support	Total	Total

Net income from continuing operations	$2,088	$582	$221	$1,106	$171	$4,168	$3,494
Net loss from discontinued operations	–	–	–	–	–	–	(28)

Net income	$2,088	$582	$221	$1,106	$171	$4,168	$3,466
less: Preferred dividends	(25)	(7)	(10)	(15)	(7)	(64)	(34)

Net income available to common shareholders	$2,063	$575	$211	$1,091	$164	$4,104	$3,432

Average equity	$8,600	$2,350	$3,350	$4,850	$2,700	$21,850	$19,700
less: Unattributed capital	–	–	–	–	1,750	1,750	2,350
less: Goodwill and intangible capital	2,150	1,200	1,350	900	–	5,600	4,750
Average risk capital (2)	$6,450	$1,150	$2,000	$3,950	$950	$14,500	$12,600

Return on equity (ROE)	32.1%	32.7%	8.4%	30.2%	8.0%	25.1%	23.3%
Return on risk capital (RORC)	42.9%	65.9%	14.2%	36.7%	n.m.	37.9%	36.4%

(1)	The Average risk capital and Goodwill and intangible capital, average attributed capital and average capital figures shown above and throughout this document represent rounded figures. These amounts are calculated using month-end balances for the period. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational and Business, and fixed asset risk capital. For further details refer to Economic Capital in the Capital management section.
n.m.	not meaningful

Royal Bank of Canada   Third Quarter 2007   15

Capital Markets total revenue (teb) excluding revenue related to Consolidated Variable Interest Entities (VIEs)
We consolidate certain entities in accordance with CICA AcG-15, Consolidation of Variable Interest Entities (VIEs). Consolidation of a VIE is based on our exposure to variability in the VIE’s assets and not on whether we have voting control. Revenue and expenses from certain of these VIEs have been included in Capital Markets results. However, the amounts that have been consolidated, which are attributable to other equity investors in these VIEs, are offset in Non-controlling interest in net income of subsidiaries and have no impact on our reported net income.
As the amounts attributable to other equity investors do not have an impact on our reported net income, management believes that identifying these items enhances the comparability of Capital Markets results and related ratios and enables a more meaningful comparison of our financial performance with certain other financial institutions. As the expenses are not viewed as material, we have only identified revenue attributed to other equity investors.
     The following table provides a reconciliation of total revenue (teb) excluding VIEs for Capital Markets.

Capital Markets

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2007	2007	2006	2007	2006

Total revenue (teb) (1)	$1,158	$1,182	$1,022	$3,570	$3,128
Revenue related to VIEs offset in Non-controlling interest (2)	13	8	32	32	(11)

Total revenue (teb) excluding VIEs	$1,145	$1,174	$990	$3,538	$3,139

(1)	Taxable equivalent basis. For further discussion, refer to the How we manage our business segments section of our 2006 Annual Report.
(2)	Represents revenue attributed to other equity investors of consolidated VIEs.

Operating leverage
Our operating leverage is defined as the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis, while the impact of consolidated VIEs is excluded as they have no material impact on our earnings. Global Insurance revenue and certain accounting adjustments related to the new financial instruments accounting standards are also excluded from revenue. Non-interest expense excludes Global Insurance expense. Global Insurance results are excluded as certain changes in revenue can be largely offset in Insurance policyholder benefits, claims and acquisition expense, which is not captured in our adjusted operating leverage calculation. The impact of the new financial instruments accounting standards is excluded as it gives rise to accounting volatility, primarily relating to unrealized gains and losses arising from fair valuing of the instruments and is not viewed as a measure of economic performance.
     The following table shows the adjusted operating leverage ratio calculation for the nine months ended July 31, 2007.

	For the nine months ended
	July 31	July 31
(C$ millions, except percentage amounts)	2007	2006	Change

Total revenue	$16,847	$15,288
add: teb adjustment	215	163
less: Revenue related to VIEs	32	(11)
less: Global Insurance revenue	2,305	2,485
less: Impact of the new financial instruments accounting standards (1)	88	–

Total revenue (adjusted)	$14,637	$12,977	12.8%

Non-interest expense	$9,380	$8,540
less: Global Insurance-related non-interest expense	400	375

Non-interest expense (adjusted)	$8,980	$8,165	10.0%

Operating leverage for the nine months ended July 31, 2007			2.8%

(1)	Excludes the impact of the new financial instruments accounting standards related to Global Insurance.

Consolidated revenue and Insurance-related results excluding the impact of the new financial instruments accounting standards and certain other items
In the first nine months of 2007 and 2006, there were certain items that impacted Total consolidated revenue, Insurance premiums, investment and fee income, the Insurance policyholder benefits, claims and acquisition expense income statement lines, and the associated business line and segment results under which they are also reported. Management believes that identifying these items enhances the comparability of our results, and enables a more meaningful comparison of our financial performance with certain other financial institutions. The following provides the details and a reconciliation.
Impact of the new financial instruments accounting standards
For the three and nine months ended July 31, 2007, we recorded a net loss of $212 million and a net loss of $227 million, respectively, related to the impact of changes in interest rates on the fair valuation of the securities backing our life and health insurance liabilities. These amounts were recorded in Insurance-related revenue and were largely offset by corresponding changes in the underlying liabilities that were recorded in Insurance policyholder benefits, claims and acquisition expense. In addition, for the three and nine months ended July 31, 2007, we recorded a net gain of $23 million and a net gain of $88 million, respectively, related to other items including changes in the fair value of various trading portfolios and structured notes, and the

16   Royal Bank of Canada   Third Quarter 2007

translation of certain foreign-denominated deposits. For further details, refer to the Impact of the new financial instruments accounting standards section. The new financial instruments accounting standards have been implemented prospectively, and the net amount had no significant impact on our reported net income.
Impact of foreign currency translation adjustment
During the first quarter of 2007, we reallocated certain foreign investment capital from our international insurance operations, which had supported our property catastrophe reinsurance business, as we have strategically exited this line of business. We recognized a favourable foreign currency translation adjustment of $40 million (before- and after-tax) associated with this capital. This amount was previously recorded in Shareholders’ equity and was reclassified to income in the first quarter of 2007.
Results excluding hurricane-related charges
We recorded a $61 million charge (before- and after-tax) in our insurance business in the first quarter of 2006 for additional estimated net claims for damages predominantly related to Hurricane Wilma, which occurred in late October 2005.
The following table provides a reconciliation of consolidated revenue, Global Insurance and Insurance-related results excluding the impacts of the new financial instruments accounting standards and the items noted above.

	For the three months ended
	July 31				April 30
	2007				2007
				Insurance				Insurance
			Insurance	policyholder			Insurance	policyholder
		Global	premiums,	benefits, claims		Global	premiums,	benefits, claims
	Consolidated	Insurance	investment and	and acquisition	Consolidated	Insurance	investment and	and acquisition
(C$ millions)	revenue (1)	revenue (2)	fee income (1)	expense (1)	revenue (1)	revenue (2)	fee income (1)	expense (1)

GAAP reported amounts	$5,480	$590	$590	$343	$5,669	$855	$855	$677
Exclude: Impact of the new financial instruments accounting standards	189	212	212	208	(87)	$(55)	(55)	(58)

Amounts excluding the impacts of the new financial instruments accounting standards and certain items noted above	$5,669	$802	$802	$551	$5,582	$800	$800	$619

	For the nine months ended
	July 31				July 31
	2007				2006
				Insurance				Insurance
			Insurance	policyholder			Insurance	policyholder
		Global	premiums,	benefits, claims		Global	premiums,	benefits, claims
	Consolidated	Insurance	investment and	and acquisition	Consolidated	Insurance	investment and	and acquisition
(C$ millions)	revenue (1)	revenue (2)	fee income (1)	expense (1)	revenue (1)	revenue (2)	fee income (1)	expense (1)

GAAP reported amounts	$16,847	$2,305	$2,265	$1,536	$15,288	$2,485	$2,485	$1,898
Exclude: Impact of the new financial instruments accounting standards	139	227	227	219	–	–	–	–
Impact of foreign currency translation adjustment	–	(40)	–	–	–	–	–	–
Hurricane-related charges	–	–	–	–	–	–	–	(61)

Amounts excluding the impacts of the new financial instruments accounting standards and certain items noted above	$16,986	$2,492	$2,492	$1,755	$15,288	$2,485	$2,485	$1,837

(1)	For further details, refer to the Financial performance section.
(2)	For further details, refer to the Canadian Banking section.

Royal Bank of Canada   Third Quarter 2007   17

Canadian Banking

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2007	2007	2006	2007	2006

Net interest income	$1,605	$1,559	$1,498	$4,711	$4,286
Non-interest income	1,302	1,521	1,477	4,357	4,362
Total revenue	$2,907	$3,080	$2,975	$9,068	$8,648
Non-interest expense	$1,356	$1,295	$1,254	$3,926	$3,741
Provision for credit losses	190	204	121	576	431
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	343	677	627	1,536	1,898
Net income before income taxes and non-controlling interest in subsidiaries	$1,018	$904	$973	$3,030	$2,578
Net income	$699	$618	$660	$2,088	$1,751

Revenue by business line
Personal Financial Services (1)	$1,284	$1,262	$1,197	$3,783	$3,420
Business Financial Services (1)	585	552	541	1,692	1,582
Cards and Payment Solutions (1)	448	411	416	1,288	1,161
Global Insurance	590	855	821	2,305	2,485

Selected average balances and other information (2)
Return on equity (3)	31.6%	29.0%	32.6%	32.1%	29.3%
Net interest margin (4)	3.15%	3.25%	3.26%	3.19%	3.21%
Operating leverage (Banking-related operations) (5)	(.9)%	9.6%	3.9%	4.9%	4.6%
Total earning assets (6)	$202,200	$196,800	$182,500	$197,200	$178,300
Loans and acceptances (6)	202,400	195,900	182,300	196,600	177,100
Deposits	147,200	145,100	140,600	146,100	137,900
Assets under administration	51,200	49,700	42,100	51,200	42,100
Assets under management	300	300	300	300	300
Gross insurance premiums and deposits	889	816	860	2,600	2,542

Banking-related operations (1)
Total revenue	$2,317	$2,225	$2,154	$6,763	$6,163
Provision for credit losses	190	204	121	576	431
Non-interest expense	1,219	1,160	1,123	3,526	3,366
Net income	596	566	599	1,748	1,555
Global insurance
Total revenue	$590	$855	$821	$2,305	$2,485
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	343	677	627	1,536	1,898
Non-interest expense	137	135	131	400	375
Net income	103	52	61	340	196

(1)	The Banking-related operations of Canadian Banking comprise the following: Personal Financial Services, Business Financial Services, and Cards and Payment Solutions.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	Business segment Return on equity is a non-GAAP financial measure and is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.
(4)	Net interest margin (NIM) is calculated as Net interest income divided by Average earning assets. Average earning assets are calculated using methods intended to approximate the average of the daily balances for the period.
(5)	Defined as the difference between revenue growth rate and non-interest expense growth rate for Banking-related operations.
(6)	Total earning assets, and loans and acceptances include average securitized residential mortgages and credit cards for the three months ended July 31, 2007, of $18.7 billion and $3.7 billion, respectively. (April 30, 2007 – $18.5 billion and $3.7 billion; July 31, 2006 – $16.0 billion and $3.7 billion.)

Q3 2007 vs. Q3 2006
Net income of $699 million increased $39 million, or 6%, from a year ago. The increase was attributable to improved results in Global Insurance primarily due to favourable disability claims experience this quarter and solid growth in our European life reinsurance business. Banking-related operations net income decreased slightly from a year ago, as solid growth in loans and deposits was offset by higher costs in support of business growth and investment in future growth, increased provisions for credit losses, as well as narrower interest margin.
Banking-related operations
Banking-related operations net income was down $3 million.
     Total revenue was up $163 million, or 8%, over the prior year. The increase was mainly attributable to strong volume growth across all businesses, reflecting the successful execution of our growth initiatives and generally favourable domestic market conditions.
     Personal Financial Services revenue was up $87 million, or 7%. The increase largely reflected continued strong growth in home equity lending and higher deposit balances mainly due to the success of recently launched product and service offerings. Higher mutual fund distribution fees on strong net sales and capital appreciation in our retail investment business, as well as higher trading volumes in our direct investing business, also contributed to the increase. These factors were partially offset by spread compression on deposits.
     Business Financial Services revenue increased $44 million, or 8%, primarily attributable to solid loan and deposit growth, partially offset by lower spreads on deposits.
     Cards and Payment Solutions revenue was up $32 million, or 8%, largely attributable to strong balance and transaction growth and improved spreads, partially offset by higher customer loyalty reward program costs.
     Net interest margin decreased 11 bps compared to the prior year, primarily due to the impact of change in product mix and lower spreads on mortgages and personal deposits.

18   Royal Bank of Canada   Third Quarter 2007

     Non-interest expense was up $102 million, or 8%, primarily reflecting higher costs in support of our growth initiatives and investment in future growth. These additional costs reflected a 6% increase in sales and service personnel, our de novo branch expansion and branch upgrade programs, as well as higher system development costs. Higher sundry losses also contributed to the increase.
     Provision for credit losses increased $69 million, or 57%, from a year ago, which had been at a cyclically low level, and has trended towards a more normalized level this year. The increase was largely attributable to higher provisions in our credit card and personal unsecured credit lines portfolios, primarily reflecting higher loss rates and portfolio growth. Higher provisions in our small business and commercial loan portfolios mainly due to increased impairment also contributed to the increase.
Global Insurance
Global Insurance net income increased $42 million, or 69%, from a year ago, largely driven by favourable disability claims experience, and solid growth in our European life reinsurance business. A favourable actuarial liability adjustment this quarter reflecting a change in our investment portfolio strategy also contributed to the increase. For a detailed discussion regarding Insurance-related revenue and Insurance policyholder benefits, claims and acquisition expense, refer to the Financial performance section.
Q3 2007 vs. Q3 2006 (Nine months ended)
Net income increased $337 million, or 19%, from a year ago, largely driven by strong results across all businesses, reflecting the ongoing successful execution of our growth initiatives and effective cost-containment efforts. Our results also reflected the prior year hurricane-related charges and a favourable adjustment related to the reallocation of certain foreign investment capital in the current period. The growth in net income was partially offset by higher costs in support of business growth and increased provisions for credit losses.
Banking-related operations
Banking-related operations net income was up $193 million, or 12%, largely attributable to solid growth across all businesses.
     Total revenue increased $600 million, or 10%, over the prior year, reflecting strong growth in home equity lending, retail investments, business loans and deposits balances, as well as card balances and transaction volumes.
     Net interest margin decreased 2 bps compared to the prior year largely reflecting the impact of change in product mix.
     Non-interest expense was up $160 million, or 5%, primarily reflecting higher costs in support of business growth, including increased sales and service personnel, as well as higher system development, marketing and premises costs.
     Provision for credit losses increased $145 million, or 34%, from the prior period, which had been at a cyclically low level, and has trended towards a more normalized level this year. The increase was mainly attributable to higher provisions in our personal unsecured credit lines and credit card portfolios, largely reflecting higher loss rates and portfolio growth. Higher provisions in our small business and commercial loan portfolios mainly reflecting increased impairment also contributed to the increase.
Global Insurance
Global Insurance net income increased $144 million, or 73%, compared to the prior year. The increase largely reflected the prior year hurricane-related charges, and the favourable impact of an adjustment related to the reallocation of certain foreign investment capital in the first quarter of 2007. Solid growth in our European life reinsurance business, and a higher level of favourable net actuarial liability adjustments in the current period also contributed to the increase. These factors were partially offset by lower income from our property catastrophe reinsurance operations as we no longer underwrite new business. For a detailed discussion regarding Insurance-related revenue and Insurance policyholder benefits, claims and acquisition expense, refer to the Financial performance section.
Q3 2007 vs. Q2 2007
Net income increased $81 million, or 13%, compared to the prior quarter on improved results across all businesses but primarily reflecting stronger results in our Global Insurance and Cards and Payment Solutions businesses. Global Insurance results were up, primarily reflecting improved disability claims experience. Banking-related operations results were also up, largely driven by increased card balances and transaction volumes due to business growth and seasonal factors. Growth in business loans and deposits, home equity lending and personal deposits, lower provision for credit losses, as well as the favourable impact of additional days this quarter also contributed to the increase. These factors were partially offset by higher staffing and premises costs in support of growth in our Banking-related operations, as well as increased sundry losses in the current period.

Royal Bank of Canada   Third Quarter 2007   19

Wealth Management

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2007	2007	2006	2007	2006

Net interest income	$106	$104	$99	$318	$296
Fee-based revenue (1)	545	524	446	1,571	1,283
Transactional and other revenue (1)	355	380	298	1,117	1,005
Total revenue	$1,006	$1,008	$843	$3,006	$2,584
Non-interest expense	$747	$722	$646	$2,171	$1,942
Provision for credit losses	–	–	–	–	1
Net income before income taxes and non-controlling interest in subsidiaries	$259	$286	$197	$835	$641
Net income	$177	$194	$136	$582	$440

Revenue by business line
Canadian Wealth Management	$369	$366	$316	$1,091	$956
U.S. & International Wealth Management	493	508	413	1,509	1,284
Global Asset Management	144	134	114	406	344

Selected other information
Return on equity (2)	29.4%	34.3%	24.7%	32.7%	27.5%
Assets under administration	$505,100	$505,800	$458,300	$505,100	$458,300
Assets under management	159,600	158,700	133,800	159,600	133,800

(1)	Reported as Non-interest income.
(2)	Business segment Return on equity is a non-GAAP financial measure and is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.

Q3 2007 vs. Q3 2006
Net income increased $41 million, or 30%, from a year ago. The increase was largely driven by continued strong earnings growth in our domestic businesses and solid earnings growth in our U.S. and other international businesses reflecting the ongoing successful execution of our growth initiatives and generally favourable market conditions. Fee-based revenue increased as a result of strong growth in client assets from strong new sales and capital appreciation, while transactional and other revenue increased primarily due to higher brokerage volumes. These factors were partially offset by increased variable compensation on higher commission-based revenue and increased costs in support of business growth.
     Total revenue increased $163 million, or 19%, from a year ago with all business lines contributing to this result.
     Canadian Wealth Management revenue increased $53 million, or 17%, mostly due to growth in fee-based client assets reflecting net new sales, capital appreciation and the recruitment and retention of experienced advisors. Higher client transactional volumes in our brokerage business also contributed to the increase.
     U.S. & International Wealth Management revenue increased $80 million, or 19%. In U.S. dollars, revenue was up $91 million, or 25%. The increase largely reflected higher client transactional volumes in our U.S. brokerage business, the inclusion of our recent acquisition of J.B. Hanauer, continued growth in fee-based client assets, solid loan and deposit growth in our international wealth management business and a foreign exchange translation gain on certain deposits. For further details regarding the foreign exchange translation gain, refer to the Impact of the new financial instruments accounting standards section.
     Global Asset Management revenue was up $30 million, or 26%, primarily from strong net mutual fund sales and capital appreciation.
     Non-interest expense increased $101 million, or 16%, from a year ago. The increase reflected higher variable compensation commensurate with higher commission-based revenue, higher staffing levels and other costs in support of business growth, including our J.B. Hanauer acquisition.
Q3 2007 vs. Q3 2006 (Nine months ended)
Net income increased $142 million, or 32%, from a year ago reflecting strong revenue growth across all our businesses. This was partially offset by higher variable compensation and increased costs in support of our business growth. A foreign exchange translation gain on certain deposits also contributed to the increase.
     Total revenue was up $422 million, or 16%, largely due to strong growth in fee-based client assets across all businesses, reflecting new sales, capital appreciation and the recruitment of experienced advisors. Higher transactional volumes in our brokerage businesses, a foreign exchange translation gain on certain deposits, and solid loan and deposit growth in our international wealth management business also contributed to the increase.
     Non-interest expense increased $229 million, or 12%, from a year ago mainly due to higher variable compensation commensurate with higher commission-based revenue, higher staffing levels and costs in support of business growth, including our acquisition of J.B. Hanauer.
Q3 2007 vs. Q2 2007
Net income decreased $17 million, or 9%, from the previous quarter. Solid growth in fee-based client assets reflected continued solid net new sales and capital appreciation and was more than offset by the traditional seasonal slowdown in transaction volumes in our brokerage businesses and higher costs in support of growth initiatives.

20   Royal Bank of Canada   Third Quarter 2007

U.S. & International Banking

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts) (1)	2007	2007	2006	2007	2006

Net interest income	$263	$272	$240	$792	$702
Non-interest income	259	221	191	668	497
Total revenue	$522	$493	$431	$1,460	$1,199
Non-interest expense	$389	$381	$307	$1,118	$904
Provision for credit losses	17	10	5	37	20
Net income before income taxes and non-controlling interest in subsidiaries	$116	$102	$119	$305	$275
Net income	$87	$67	$82	$221	$182

Revenue by business line
Banking	$302	$309	$271	$887	$796
RBC Dexia Investor Services (2)	220	184	160	573	403

Selected average balances and other information (3)
Return on equity (4)	9.0%	7.4%	12.3%	8.4%	10.1%
Loans and acceptances	$23,800	$23,700	$19,600	$22,900	$18,300
Deposits	35,100	35,600	34,100	34,100	28,200
Assets under administration – RBC Dexia IS (5)	2,190,800	2,119,000	1,832,700	2,190,800	1,832,700

(1)	In 2006, results of this segment were reported on a continuing operations basis.
(2)	On January 2, 2006, we combined our Institutional & Investor Services (IIS) business with the institutional investor service business of Dexia, forming a new company, RBC Dexia IS. As RBC Dexia IS reports on a calendar quarter, there is a one-month lag in the reporting of its earnings.
(3)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	Business segment Return on equity is a non-GAAP financial measure and is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.
(5)	Assets under administration – RBC Dexia IS represents the total assets under administration (AUA) of the joint venture, of which we have a 50% ownership interest. RBC Dexia IS was created on January 2, 2006, and we contributed AUA of $1,400 billion to the joint venture at that time. As RBC Dexia IS reports on a one-month lag, Assets under administration – RBC Dexia IS are as at June 30, 2007.

Q3 2007 vs. Q3 2006
Net income increased $5 million, or 6%, from the prior year. The increase was largely attributable to strong revenue growth in RBC Dexia IS and the inclusion of our recent acquisitions of Flag and the AmSouth branches. These factors were mostly offset by higher costs in support of business growth and the inclusion of our recent acquisitions.
     Total revenue increased $91 million, or 21%, compared to the prior year.
     Banking revenue was up $31 million, or 11%, over the prior year. In U.S. dollars, Banking revenue increased $41 million, or 17%, largely due to loan and deposit growth mainly reflecting the inclusion of Flag and the AmSouth branches. The increase in revenue also reflected the 17 U.S. de novo branch openings since the prior period.
     RBC Dexia IS revenue increased $60 million, or 38%, primarily due to growth in custodian and securities lending activities, reflecting strong market activity, and the acquisition of new customers, as well as volume growth with existing clients.
     Non-interest expense increased $82 million, or 27%, over the prior year in support of business growth. Processing and staff costs were up at RBC Dexia IS commensurate with increased business volume, while higher Banking costs reflected the inclusion of our recent acquisitions and de novo branch openings.
     Provision for credit losses was up $12 million, primarily attributable to a higher level of net write-offs and increased impairment, which had been at low levels and have recently trended towards more normalized levels.
Q3 2007 vs. Q3 2006 (Nine months ended)
Net income increased $39 million, or 21%, from the prior year. The increase was primarily attributable to strong business growth in RBC Dexia IS and the inclusion of our recent Banking acquisitions. An additional month of results relating to RBC Dexia IS reported in the current period also contributed to the increase. The growth was partially offset by the loss related to the sale of certain investment securities in the first quarter of 2007, done as part of the strategic restructuring of RBC Centura’s investment portfolio to better take advantage of market opportunities and the growth in our balance sheet.
     Total revenue increased $261 million, or 22%, from a year ago. The increase was primarily attributable to RBC Dexia IS, reflecting strong market activity, an additional month of results and business growth. Banking results were also up largely due to loan and deposit growth, mainly reflecting the inclusion of our recent acquisitions. These factors were partially offset by a loss on the restructuring of RBC Centura’s investment portfolio as noted above.
     Non-interest expense increased $214 million, or 24%, over the prior year. The increase largely reflected higher costs in support of increased business volumes in RBC Dexia IS, the inclusion of our recent acquisitions and the related integration costs, and de novo branch openings. Higher costs associated with an additional month of results relating to RBC Dexia IS, as well as an increase in sales and service personnel in our branch network also contributed to the increase.
     Provision for credit losses was up $17 million, largely due to a higher level of net write-offs and increased impairment, which had been at low levels and have recently trended towards more normalized levels.
Q3 2007 vs. Q2 2007
Net income increased $20 million, or 30%, compared to the previous quarter. The increase partially reflected increased business volumes in RBC Dexia IS due to seasonal factors, strong market activity and increased client base. Lower acquisition-related integration costs, the favourable impact of the additional number of days this quarter, and a full quarter of results from the AmSouth branches in Banking also contributed to the increase. These factors were partially offset by a decrease in the translated value of our U.S. dollar- and Euro-denominated results due to the strengthening of the Canadian dollar.

Royal Bank of Canada   Third Quarter 2007   21

Capital Markets

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2007	2007	2006	2007	2006

Net interest income (teb) (1)	$175	$169	$28	$400	$138
Non-interest income	983	1,013	994	3,170	2,990
Total revenue (teb) (1)	$1,158	$1,182	$1,022	$3,570	$3,128
Non-interest expense	$693	$754	$648	$2,185	$1,959
Provision for (recovery of) credit losses	(7)	(5)	(7)	(20)	(115)
Net income before income taxes (teb) and non-controlling interest in subsidiaries (1)	$472	$433	$381	$1,405	$1,284
Net income	$360	$350	$303	$1,106	$1,055

Revenue by business line
Global Markets	$622	$682	$644	$2,108	$1,972
Global Investment Banking and Equity Markets (2)	456	431	341	1,273	1,029
Other (2)	80	69	37	189	127

Selected average balances and other information (3)
Return on equity (4)	29.3%	28.5%	28.2%	30.2%	32.7%
Trading securities	$154,300	$154,900	$129,100	$155,000	$130,400
Loans and acceptances	28,100	27,800	22,100	27,800	21,300
Deposits	124,700	130,400	102,200	127,000	106,800

(1)	Taxable equivalent basis. For further information, refer to the How we measure and report our business segments section.
(2)	Effective Q2 2007, we have transferred our National Clients business, which was previously reflected under the Other business line, to our Global Investment Banking and Equity Markets business line. All comparative amounts have been restated to reflect this transfer.
(3)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	Business segment Return on equity is a non-GAAP financial measure and is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.

Q3 2007 vs. Q3 2006
Net income increased $57 million, or 19%, from a year ago on strong performance across most businesses. This performance largely reflected robust M&A and equity origination activities, higher foreign exchange and equity trading results and gains associated with credit derivative contracts used to economically hedge our corporate loan portfolio. These factors were partially offset by lower fixed income trading results, which were affected by widening credit spreads, concerns over the U.S. subprime market and reduced liquidity in the market late in this quarter.
     Total revenue (teb) was up $136 million, or 13%, compared to the prior year. Total revenue (teb) excluding VIEs was $1,145 million, up $155 million, or 16%, from the prior year. For a reconciliation of Total revenue (teb) excluding VIEs, refer to the Key performance and non-GAAP measures section.
     Global Markets revenue was down $22 million, or 3%, mainly due to lower trading revenue in our fixed income businesses, which was partially offset by higher foreign exchange and equity trading revenue, the latter due to expansion of certain trading strategies.
     Global Investment Banking and Equity Markets revenue increased $115 million, or 34%, mostly due to higher M&A activity in Canada and the U.S. and the inclusion of RBC Carlin and RBC Daniels. Higher distributions on private equity investments and stronger equity origination activity across all geographies also contributed to the increase.
     Other revenue increased $43 million, or 116%, from a year ago, largely reflecting gains associated with credit derivative contracts due to widening credit spreads.
     Non-interest expense increased $45 million, or 7%, from a year ago mainly due to the inclusion of our recent acquisitions and higher costs in support of our growth initiatives, including higher staffing levels. These factors were partially offset by lower variable compensation in part due to lower trading results.
Q3 2007 vs. Q3 2006 (Nine months ended)
Net income increased $51 million, or 5%, from a year ago on strong growth across most businesses due to generally favourable market conditions, business expansion and recent acquisitions. The increase was reduced by a reversal of the general allowance and higher credit recoveries in the prior period.
     Total revenue (teb) was up $442 million, or 14%, from the prior year largely due to higher equity trading revenue reflecting expansion of certain trading strategies, increased U.S. and Canadian equity origination activity, the inclusion of our recent acquisitions and higher loan syndication activity. Higher private equity distributions and improved M&A activity also contributed to the increase. Total revenue (teb) excluding VIEs was $3,538 million, up $399 million, or 13%, from the prior year.
     Non-interest expense increased $226 million, or 12%, from a year ago, mainly due to increased costs in support of business growth, including higher staffing levels and the inclusion of our recent acquisitions. Increased variable compensation on higher business performance also contributed to the increase.
     The recovery of credit losses of $20 million in the current period compares to recoveries of $65 million in the prior period. The prior period also included a $50 million reversal of the general allowance.
Q3 2007 vs. Q2 2007
Net income increased $10 million, or 3%, compared to the prior quarter, despite a $20 million negative impact of a stronger Canadian dollar on the translated value of U.S. dollar- and GBP-denominated earnings. The increase was mainly attributable to reduced variable compensation due to weaker performance in certain businesses.

22   Royal Bank of Canada   Third Quarter 2007

Corporate Support

The reported results for the Corporate Support segment mainly reflect activities that are undertaken for the benefit of the organization that are not allocated to the business segments such as certain elements of enterprise funding, securitization and the net earnings associated with unattributed capital. The results also include consolidation adjustments such as the elimination of the teb adjustments recorded in Capital Markets related to the gross-up of income from Canadian taxable corporate divi-
dends to their tax equivalent value. The teb adjustments are recorded in net interest income and offset in the provision for income taxes.
     Due to the nature of the corporate level activities and consolidation adjustments reported in this segment, we believe that a period over period trend analysis is not relevant. The following identifies the significant items affecting the reported results in each respective period.

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2007	2007	2006	2007	2006

Net interest income (teb) (1)	$(171)	$(203)	$(99)	$(475)	$(357)
Non-interest income	58	109	34	218	86
Total revenue (teb) (1)	$(113)	$(94)	$(65)	$(257)	$(271)
Non-interest expense	(20)	(4)	6	(20)	(6)
Recovery of credit losses	(22)	(21)	(20)	(65)	(67)
Net loss before income taxes and non-controlling interest in subsidiaries (teb) (1)	$(71)	$(69)	$(51)	$(172)	$(198)
Net income	$72	$50	$13	$171	$66

Selected average balance sheet and other information (2)
Total assets	$(7,100)	$(5,800)	$(5,600)	$(6,200)	$(5,300)
Securitization
Total securitizations sold and outstanding (3)	20,826	19,664	16,109	20,826	16,109
New securitization activity in the period (4)	1,834	1,583	1,442	4,855	5,470

(1)	Taxable equivalent basis. For further information, refer to the How we measure and report our business segments section. These amounts included the elimination of adjustments recorded in Capital Markets related to the gross-up of certain tax-advantaged income (Canadian taxable corporate dividends). The amount for the three months ended July 31, 2007, was $79 million (April 30, 2007 – $66 million; July 31, 2006 – $46 million). The amount for the nine months ended July 31, 2007, was $215 million (July 31, 2006 – $163 million).
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	Total securitizations sold and outstanding are comprised of Residential mortgages and Credit card loans.
(4)	New securitization activity comprises Residential mortgages and Credit card loans securitized and sold in the period. For further details, refer to Note 4 to our unaudited Interim Consolidated Financial Statements. This amount does not include commercial mortgage securitization activity of Capital Markets.

Q3 2007
Net income of $72 million primarily reflected income tax amounts largely related to enterprise funding activities that were not allocated to the business segments, and a favourable tax settlement related to prior years. These factors were partially offset by losses related to securitization activity in the quarter.
Q2 2007
Net income of $50 million mainly reflected the impact of the favourable income tax settlement related to prior years and income tax amounts largely related to enterprise funding activities that were not allocated to the business segments. Gains related to securitization activity were also recorded in the quarter. These factors were partially offset by funding adjustments made in the current quarter related to the previous quarter, which were offset in Canadian Banking.
Q3 2006
Net income of $13 million mainly reflected income tax amounts which were largely related to enterprise funding activities and not allocated to the business segments and mark-to-market gains on derivatives relating to certain economic hedges in the quarter. These factors were partially offset by losses related to securitization activity recorded in the quarter.
Q3 2007 (Nine months ended)
Net income of $171 million for the period included income tax amounts largely related to enterprise funding activities that were not allocated to the business segments, and favourable income tax settlements related to prior years. These factors were partially offset by the mark-to-market losses on derivatives relating to certain economic hedges and a cumulative adjustment for losses resulting from the fair valuing of certain derivatives that did not qualify for hedge accounting.
Q3 2006 (Nine months ended)
Net income of $66 million for the period mainly reflected income tax amounts which were largely related to enterprise funding activities and not allocated to the business segments. Favourable income tax settlements related to prior years were also recorded in the period.

Royal Bank of Canada   Third Quarter 2007   23

Results by geographic segment (1)

	For the three months ended
	July 31				April 30				July 31
	2007				2007				2006
		United	Other			United	Other			United	Other
(C$ millions)	Canada	States	International	Total	Canada	States	International	Total	Canada	States	International	Total

Total revenue	$3,595	$1,108	$777	$5,480	$3,635	$1,291	$743	$5,669	$3,444	$1,083	$679	$5,206

Net income	$937	$207	$251	$1,395	$827	$205	$247	$1,279	$797	$151	$229	$1,177

	For the nine months ended
	July 31				July 31
	2007				2006
		United	Other			United	Other
(C$ millions)	Canada	States	International	Total	Canada	States	International	Total

Total revenue	$10,941	$3,565	$2,341	$16,847	$10,008	$3,363	$1,917	$15,288

Net income	$2,687	$637	$844	$4,168	$2,344	$523	$599	$3,466

(1)	For geographic reporting, our segments are grouped into Canada, United States and Other International. For further details regarding geographic reporting, refer to Note 30 of the 2006 Annual Report.

Q3 2007 vs. Q3 2006
Net income in Canada was $937 million, up $140 million, or 18%, compared to the prior year. This increase was largely due to improved results across our domestic insurance and wealth management businesses. Improved M&A and equity origination activities also contributed to the increase. These factors were partially offset by higher costs reflecting increased business levels and in support of growth initiatives and higher provisions for credit losses.
     U.S. net income of $207 million was up $56 million, or 37%, from the prior year largely reflecting higher M&A and equity origination activities. These factors were partially offset by lower trading results and higher costs in support of business growth.
     Other international net income was $251 million, up $22 million, or 10%, from the prior year, mainly due to a favourable tax settlement in the current quarter and strong growth at RBC Dexia IS reflecting strong market activity and an increased client base. Growth in our international wealth management and European life reinsurance businesses also contributed to the increase. These factors were partially offset by increased staffing costs in support of business growth.
Q3 2007 vs. Q3 2006 (Nine months ended)
Net income in Canada was $2,687 million, up $343 million, or 15%, compared to the prior year. This increase largely reflected continued strong results across most of our domestic businesses. These factors were partially offset by increased costs in support of business growth and higher provisions for credit losses in our consumer and business loan portfolios. The prior period included a $50 million reversal of the general allowance.
     U.S. net income of $637 million was up $114 million, or 22%, from the prior year, largely reflecting higher equity trading results due to expansion of certain trading strategies and improved equity origination activity in our capital markets businesses. Growth in our U.S. brokerage business reflecting higher fee-based revenue and client transaction volumes, and the inclusion of our recent acquisitions also contributed to the increase. These factors were partially offset by lower corporate recoveries in the current year, lower trading in certain fixed income businesses and higher costs to support business growth including increased staffing levels, the inclusion of recent acquisitions, and de novo branch openings.
     Other international net income of $844 million was up $245 million, or 41%, from the prior year. The increase was partly due to improved insurance results reflecting the prior year hurricane-related charges, and the current period favourable adjustment related to the reallocation of certain foreign investment capital. Growth at RBC Dexia IS and in our international wealth management business also contributed to the increase. These factors were partially offset by higher variable compensation and lower trading results in certain fixed income businesses.
Q3 2007 vs. Q2 2007
Net income in Canada was $937 million, up $110 million, or 13%, compared to the prior quarter. This increase largely reflected improved disability claims experience and a favourable actuarial liability adjustment. Increased card balances and transactional volumes, as well as higher gains and distributions on private equity investments and improved M&A activity also contributed to the increase. These factors were partially offset by increased staffing costs in our banking operations and reduced equity origination activity due to a modest summer slowdown.
     U.S. net income of $207 million was up $2 million, or 1%, from the prior quarter. Lower acquisition-related costs, the favourable impact of the additional number of days this quarter and a full quarter of results from the AmSouth branches were largely offset by lower equity trading results, reduced equity origination activity and lower brokerage volumes due to a modest seasonal slowdown.
     Other international net income of $251 million was up $4 million, or 2%, from the prior quarter. The increase was largely due to a favourable tax settlement in the current quarter, increased business volumes in RBC Dexia IS due to seasonal factors, strong market activity, and an increased client base, as well as higher M&A activity.

24   Royal Bank of Canada   Third Quarter 2007

Financial condition

Balance sheet

	As at
	July 31	April 30	July 31
(C$ millions)	2007	2007	2006

Interest-bearing deposits with banks	$10,159	$8,512	$11,430
Securities	190,219	198,509	172,803
Assets purchased under reverse repurchase agreements and securities borrowed	77,183	72,142	63,981
Loans	232,799	225,649	205,920
Other assets	90,580	81,440	67,436
Total assets	604,582	589,076	523,969
Deposits	376,325	372,728	334,702
Other liabilities	194,266	182,274	156,398
Non-controlling interest in subsidiaries	1,560	1,508	1,800
Shareholders’ equity	24,547	24,081	21,547

Q3 2007 vs. Q3 2006
Total assets were up $81 billion, or 15%, from a year ago, driven by growth across most asset categories. The increase was largely attributable to higher trading and lending activities, as well as solid growth in residential mortgages and business loans amid generally favourable domestic market conditions.
     Interest-bearing deposits with banks declined $1 billion, or 11%, from the prior year, largely reflecting a shift in our portfolio mix to higher-yielding assets.
     Securities were up $17 billion, or 10%, from a year ago, primarily attributable to an increase in trading securities in support of business growth in equity and fixed income trading activities. As at July 31, 2007, we had a $1.1 billion net exposure to the U.S. subprime market, representing less than .2% of our total assets. Our exposures are mainly in the form of residential mortgage-backed securities (RMBS) and collateralized debt obligations (CDOs), all of which are investment grade, with 59% rated AAA.
     Assets purchased under reverse repurchase agreements and securities borrowed increased $13 billion, or 21%, from a year ago. The increase primarily reflected higher balances in support of our equity and fixed income trading strategies.
     Loans increased $27 billion, or 13%, from a year ago, reflecting increases across all categories. The largest growth was attributable to domestic residential mortgages, which increased $11 billion, or 11%, (despite the offsetting effect of $13 billion of securitizations over the past 12 months) and personal loans, largely driven by demand for Homeline products amid continued strong domestic housing market activities. Solid growth of business and government loans of $10 billion, or 17%, including growth in corporate lending and increased debt financing in the United Kingdom also contributed to the increase.
     Other assets were up $23 billion, or 34%. The increase was mainly attributable to derivative-related amounts largely reflecting business growth and changes in market conditions. Higher receivable balances from brokers and dealers due to increased business activities also contributed to the increase.
     Deposits increased $42 billion, or 12%, from a year ago. The increase was largely due to higher business and government deposits in support of funding requirements for our trading and lending activities as well as business growth. Higher personal deposits, primarily reflecting the success of our new domestic product offerings and services, the inclusion of our recent U.S. acquisitions and business growth, also contributed to the increase.
     Other liabilities rose $38 billion, or 24%, from last year. The growth was mainly due to derivative-related amounts, primarily reflecting increased business activities and changes in market conditions. Increased securities sold short, as well as payables to brokers and dealers in support of business activities also contributed to the increase.
     Shareholders’ equity increased $3 billion, or 14%, over the prior year. The growth largely reflected strong earnings growth, net of dividends, and a $1 billion net issuance of preferred shares since the prior period.
Q3 2007 vs. Q2 2007
Total assets increased $16 billion, or 3%, from the prior quarter. The increase reflected growth across most asset categories, with the majority attributable to growth in derivative-related amounts and was partially offset by a decrease in fixed income trading activity.
     Interest-bearing deposits with banks increased $2 billion, or 19%, from the prior quarter, primarily reflecting a higher level of cash in RBC Dexia IS.
     Securities were down $8 billion, or 4%, from the prior quarter, primarily due to lower fixed income trading activities this quarter.
     Assets purchased under reverse repurchase agreements and securities borrowed increased $5 billion, or 7%, from the prior quarter, mainly in support of our equity trading strategies.
     Loans rose $7 billion, or 3%, from the prior quarter. The increase was a result of growth across all categories, with the majority attributable to domestic residential mortgages and personal loans largely due to continued strong demand for Homeline products.
     Other assets were up $9 billion, or 11%, from the prior quarter, mainly attributable to derivative-related amounts largely reflecting business growth and changes in market conditions.
     Deposits increased $4 billion, or 1%, from the prior quarter. The increase was due to growth in business and government deposits in support of funding requirements for our lending and trading activities.
     Other liabilities increased $12 billion, or 7%, from the prior quarter, largely due to derivative-related amounts mainly reflecting increased business activities and changes in market conditions. Increased securities sold short in support of business activities also contributed to the increase.
     Shareholders’ equity was up $.5 billion, or 2%, over the prior quarter on earnings growth, net of dividends.

Royal Bank of Canada   Third Quarter 2007   25

Capital management

We actively manage our capital to balance the desire to maintain strong capital ratios and high debt ratings with the objective of providing strong returns to our shareholders. For further details, refer to pages 64 to 68 of our 2006 Annual Report.
Regulatory capital and capital ratios
Capital levels for Canadian banks are regulated pursuant to guidelines issued by the OSFI, based on standards issued by the Bank of International Settlements.

	As at
(C$ millions, except	July 31	April 30	October 31	July 31
percentage amounts) (1)	2007	2007	2006	2006

Tier 1 capital	$23,202	$22,716	$21,478	$20,888
Total capital	28,443	28,506	26,664	27,148
Total risk-adjusted assets (2)	250,197	243,202	223,709	218,482
Capital ratios
Tier 1 capital ratio	9.3%	9.3%	9.6%	9.6%
Total capital ratio	11.4%	11.7%	11.9%	12.4%

(1)	Calculated using guidelines issued by the OSFI.
(2)	Total risk-adjusted assets for April 30, 2007, has been restated to reflect a $563 million adjustment related to equity derivative contracts.
Q3 2007 vs. Q3 2006
As at July 31, 2007, the Tier 1 capital ratio was 9.3% and the Total capital ratio was 11.4%.
     The Tier 1 capital ratio was down 30 bps from the same period a year ago. The decrease was largely due to business growth, including acquisitions, which resulted in an increase in Risk-adjusted assets (RAA) and a higher goodwill deduction from capital, as well as the impact of common share repurchases. These factors were partially offset by strong internal capital generation and the issuance of preferred shares.
     The Total capital ratio was down 100 bps from the same period a year ago due to growth in RAA and the redemption of subordinated debentures. These factors were partially offset by the issuance of trust subordinated notes.
RAA increased $32 billion, which was largely due to strong growth across most businesses and the inclusion of recent acquisitions. This resulted in increases in RAA across most categories including loans, off-balance sheet credit instruments, mortgages and trading securities.
Q3 2007 vs. Q4 2006
The Tier 1 capital ratio was down 30 bps from the end of fiscal 2006 as business growth, including acquisitions, which resulted in an increase in RAA and a higher goodwill deduction from capital, along with the impact of share repurchases, exceeded our strong internal capital generation and the issuance of preferred shares.
     The Total capital ratio was down 50 bps from the end of 2006 due to growth in RAA and the redemption of subordinated debentures partially offset by the issuance of trust subordinated notes.
The increase in RAA of $26 billion compared to the end of 2006 largely reflected broad-based business growth including acquisitions.
Q3 2007 vs. Q2 2007
The Tier 1 capital ratio was unchanged from the previous quarter as growth in RAA was offset by our strong internal capital generation.
     The Total capital ratio was down 30 bps mainly due to the redemption of subordinated debentures.
RAA increased $7 billion largely due to growth in mortgages, loans and off-balance sheet credit instruments.
Share data and dividends

	As at
	July 31
	2007
			Dividends
(C$ millions, except number of	Number of		declared
shares and per share amounts)	shares (000s)	Amount	per share

First Preferred (1)
Non-cumulative Series N	12,000	$300	$.29
Non-cumulative Series W	12,000	300	.31
Non-cumulative Series AA	12,000	300	.28
Non-cumulative Series AB	12,000	300	.29
Non-cumulative Series AC	8,000	200	.29
Non-cumulative Series AD	10,000	250	.28
Non-cumulative Series AE	10,000	250	.28
Non-cumulative Series AF	8,000	200	.50
Non-cumulative Series AG	10,000	250	.37

Total First Preferred		$2,350

Common shares outstanding	1,275,780	$7,283	$.46
Treasury shares – preferred	(122)	(3)
Treasury shares – common	(2,744)	(116)
Stock options
Outstanding	27,417
Exercisable	22,718

(1)	As at July 31, 2007, the aggregate number of common shares issuable on the conversion of the First Preferred Shares Series N was approximately 5,619,000. As at July 31, 2007, the First Preferred Shares Series W was not yet convertible. The other preferred shares do not have conversion options.
As at August 20, 2007, the number of outstanding common shares and stock options were 1,275,826,000 and 27,370,000, respectively. The number of treasury shares – common outstanding as at August 20, 2007, were 3,193,000.
Selected capital management activity

	For the three	For the nine
	ended months	months ended
	July 31	July 31
(C$ millions)	2007	2007

Dividends declared
Common	$587	$1,684
Preferred	26	64
Preferred shares issued	–	1,150
Preferred shares redeemed	–	(150)
Repurchase of common shares – normal course issuer bid	(58)	(631)
Trust Subordinated Notes issued	–	1,000
Subordinated debentures issued	87	87
Repurchase and redemption of debentures	(500)	(985)

26   Royal Bank of Canada   Third Quarter 2007

Q3 2007
Tier 1
Effective November 1, 2006, we renewed our Normal Course Issuer Bid (NCIB) for one year, to purchase, for cancellation, up to 40 million common shares. We purchased one million common shares this quarter for $58 million; for the nine months ended July 31, 2007, we purchased 11.5 million common shares for $631 million.
Tier 2
On June 4, 2007, we redeemed all of our outstanding $500 million subordinated debentures due June 4, 2012, at par value plus accrued interest.
     On June 26, 2007, we issued JP¥10 billion ($87 million CAD) Japanese Yen-denominated subordinated debentures. These debentures qualify as Tier 2B capital for regulatory purposes.
For further details about our capital management activity, refer to Note 6 to our unaudited Interim Consolidated Financial Statements.

Economic Capital
Economic Capital is our own quantification of risk associated with business activities. Economic Capital is attributed to each business segment in proportion to the risks inherent in the respective business segment and drives the optimization of returns in terms of risk and reward. For further details, refer to page 68 of our 2006 Annual Report.

	For the three months ended
	July 31	April 30	July 31
(C$ millions average balances)	2007	2007	2006

Credit risk	$6,950	$6,800	$5,850
Market risk (trading and non-trading)	2,800	2,850	2,600
Operational risk	2,800	2,850	2,500
Business and fixed asset risk	2,000	2,000	1,750
Insurance risk	150	150	250

Risk capital	$14,700	$14,650	$12,950
Goodwill and intangibles	5,750	5,600	4,800

Attributed capital (Economic Capital)	$20,450	$20,250	$17,750
Unattributed capital (1)	1,800	1,700	2,300

Common equity	$22,250	$21,950	$20,050

(1)	Unattributed capital is reported in the Corporate Support segment.

Q3 2007 vs. Q3 2006
Attributed Economic Capital increased $2.7 billion from the same period a year ago driven by growth across all business segments, mainly impacting Credit, Operational, and Business and fixed asset risks. The increase in Goodwill and intangibles was mainly attributable to our recent acquisitions.
Q3 2007 vs. Q2 2007
Attributed Economic Capital increased $.2 billion from the previous quarter largely due to higher Credit risk reflecting growth in our lending businesses.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our Consolidated Balance Sheets. For a complete discussion of these types of arrangements, including their nature, business purpose and importance, see pages 69 to 71 of our 2006 Annual Report.
Derivative financial instruments
On November 1, 2006, we adopted three new accounting standards that were issued by the CICA relating to financial instruments. These standards and the impact on our financial position and results of operations are discussed in the Impact of the new financial instruments accounting standards section and in Note 1 to our unaudited Interim Consolidated Financial Statements.
     With the adoption of these standards, all derivatives, including certain derivatives that are used to manage our risks and are specifically designated and qualify for hedge accounting, are recorded on the Consolidated Balance Sheets at fair value. Prior to November 1, 2006, derivatives that qualified for hedge accounting were not carried at fair value on the Consolidated Balance Sheets and were disclosed as off-balance sheet items.
Securitizations
We periodically securitize some of our credit card loans and residential and commercial mortgages primarily to diversify our funding sources and enhance our liquidity position. The following highlights the notional value of securitization activities that impacted our unaudited Interim Consolidated Balance Sheets. For further details, refer to Note 4 to our unaudited Interim Consolidated Financial Statements.

Royal Bank of Canada   Third Quarter 2007   27

Q3 2007 (Three months ended)
During the third quarter of 2007, we securitized $3.3 billion of domestic residential mortgages, of which $1.8 billion were sold and the remaining $1.5 billion were retained. We also securitized and sold $.7 billion of commercial mortgages.
Q3 2007 (Nine months ended)
For the nine months ended July 31, 2007, we securitized $8.4 billion of domestic residential mortgages, of which $4.9 billion were sold and the remaining $3.5 billion were retained. We also securitized and sold $1.6 billion of commercial mortgages.
Q3 2007 (Twelve months ended)
For the twelve months ended July 31, 2007, we securitized $13.2 billion of domestic residential mortgages, of which $6.9 billion were sold and the remaining $6.3 billion were retained. We also securitized and sold $1.9 billion of commercial mortgages.
Guarantees
In the normal course of business, we enter into numerous agreements with third parties that may contain features defined as a guarantee, including credit derivatives, written put options, securities lending indemnifications, backstop liquidity facilities, financial standby letters of credit, performance guarantees, stable value products, credit enhancements, mortgage loans sold with recourse and certain indemnification agreements. As at July 31, 2007, we had $40 billion in backstop liquidity facilities related to asset-backed commercial paper programs, of which 94% were committed to RBC-administered conduits.
     Effective November 1, 2006, a liability is now recognized on the Consolidated Balance Sheets at inception of a guarantee for the fair value of the obligation undertaken in issuing the guarantee. For further details, refer to Note 1 to our unaudited Interim Consolidated Financial Statements.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2006. For further information, refer to Note 29 of our 2006 Annual Report.

Risk management

Our business activities expose us to a wide variety of risks, which are inherent in virtually all aspects of our operations. Our goal in managing these risks is to protect the enterprise from an unacceptable level of earnings volatility while supporting and enabling business opportunities.
     For further details, refer to pages 72 to 90 of our 2006 Annual Report. Our approach to the management of risk has not changed significantly from that described in our 2006 Annual Report.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. We incur credit risk in our business segments through the extension of credit and other transactions with various counterparties, including on- and off-balance sheet items such as loans, acceptances, letters of credit and guarantees. For further details related to how we manage credit risk, refer to pages 75 to 80 of our 2006 Annual Report.

Credit quality performance

	As at or for the three months ended
	July 31	April 30	July 31
(C$ millions, except percentage amounts)	2007	2007	2006

Gross impaired loans (GIL)
Consumer	$339	$346	$316
Business and government	601	533	475

Total gross impaired loans	$940	$879	$791

Allowance for credit losses (ACL)
Consumer	$103	$103	$101
Business and government	196	$189	161

Specific allowance	$299	$292	$262
General allowance	1,230	1,234	1,223

Total allowance for credit losses	$1,529	$1,526	$1,485

Key credit quality ratios
GIL as a % of gross loans and acceptances	.39%	.37%	.37%
Total net write-offs as a % of average loans and acceptances	.28%	.33%	.24%

28   Royal Bank of Canada   Third Quarter 2007

Q3 2007 vs. Q3 2006
Gross impaired loans
Total gross impaired loans increased $149 million, or 19%, from a year ago, primarily reflecting a higher level of impairment in our business loan portfolio, including U.S. real estate and related, as well as domestic small business loans. Increased impairment in domestic residential mortgages largely commensurate with portfolio growth also contributed to the increase. These factors were partially offset by the resolution of previously impaired corporate loans and lower impaired student loans.
Allowance for credit losses
Total allowance for credit losses increased $44 million, or 3%, from a year ago, primarily reflecting an increase in specific allowance largely due to a higher level of impairment in our small business and commercial loan portfolios.
Q3 2007 vs. Q2 2007
Gross impaired loans
Total gross impaired loans increased $61 million, or 7%, compared to the prior quarter. The increase was mainly due to a higher level of impairment in our business loan portfolios, including U.S. real estate and related, as well as commercial and small business loans. These factors were partially offset by lower impaired student loans.
Allowance for credit losses
Total allowance for credit losses increased $3 million from the prior quarter. The increase in specific allowance in the quarter due to higher impaired business loans was partially offset by a decrease in the general allowance primarily reflecting the impact on the translated value of our U.S. dollar-denominated allowance due to the stronger Canadian dollar.

Market risk

Market risk is the risk of loss that results from changes in interest and foreign exchange rates, equity and commodity prices, and credit spreads. We are exposed to market risk in our trading activities and our asset liability management activities. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and yield movements and the composition of our trading portfolio. For further details, refer to pages 81 to 84 of our 2006 Annual Report.
Trading activities
Trading market risk encompasses various risks associated with cash and related derivative products that are traded in interest rate, foreign exchange, equity, credit and commodity markets. We use measurement tools such as Value-At-Risk (VAR) in assessing global risk-return trends. VAR is a statistical technique that measures the worst-case loss expected over the period within a 99% confidence level. The breadth of our trading activity is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility. For further details, refer to pages 81 to 83 of our 2006 Annual Report. These policies, processes and methodologies have not changed materially from those stated in the 2006 Annual Report.
     The following table shows our global VAR for total trading activities by major risk category and the diversification, which is calculated as the difference between the global VAR and the sum of the separate risk factor VARs.

Global VAR

	July 31, 2007				April 30, 2007		July 31, 2006

						For the three		For the three
		For the three months ended				months ended		months ended
	As at				As at		As at
(C$ millions)	July 31	High	Average	Low	April 30	Average	July 31	Average

Equity	$7	$14	$10	$6	$9	$7	$6	$7
Foreign exchange	3	6	2	1	2	3	2	1
Commodities (1)	1	2	1	1	1	1	1	1
Interest rate	19	21	19	17	21	19	14	13
Credit specific	4	5	3	3	4	3	3	3
Diversification	(15)	n.m.	(14)	n.m.	(12)	(11)	(9)	(7)

Global VAR	$19	$25	$21	$18	$25	$22	$17	$18

	July 31, 2007				July 31, 2006

						For the nine
		For the nine months ended				months ended
	As at				As at
(C$ millions)	July 31	High	Average	Low	July 31	Average

Equity	$7	$14	$9	$4	$6	$8
Foreign exchange	3	7	2	1	2	2
Commodities (1)	1	2	1	–	1	1
Interest rate	19	23	18	13	14	13
Credit specific	4	5	3	2	3	3
Diversification	(15)	n.m.	(13)	n.m.	(9)	(8)

Global VAR	$19	$27	$20	$15	$17	$19

(1)	Effective May 2006, market risk in commodities-trading activities has been included in both our VAR measurement and regulatory capital requirement under a models based approach.

n.m.	not meaningful

Royal Bank of Canada   Third Quarter 2007   29

Q3 2007 vs. Q3 2006
Average global VAR for the quarter of $21 million was up compared to $18 million a year ago. The increase largely reflected an increase in both Interest rate and Equity risks due to a higher level of trading activity. These increases were mostly offset by an improvement in the overall diversification effect, which rose to 44% compared to 28% a year ago.
Q3 2007 vs. Q3 2006 (Nine months ended)
For the nine months ended July 31, 2007, average global VAR increased to $20 million from $19 million in the prior period. This increase was largely due to an increase in Interest rate VAR primarily reflecting increased trading activity and was partially offset by an improvement in the overall diversification effect.
Q3 2007 vs. Q2 2007
Average global VAR for the quarter of $21 million was down compared to $22 million in the previous quarter. An increase in Equity risk largely attributable to higher equity trading activity was more than offset by an improvement in the overall diversification effect.
     The global VAR at the end of the quarter of $19 million was down from $25 million at the end of last quarter largely reflecting a gradual reduction in risk in both Interest rate and Equity risk levels during the quarter as well as an improvement in the diversification effect.
For the first two weeks of August, average global VAR has remained stable relative to the third quarter of 2007.
Trading revenue
During the quarter, there were six days with net trading losses, none of which exceeded the global VAR for their respective day. Five of the six net trading loss days this quarter were largely attributable to significant volatility experienced in the equity and credit markets in the latter half of July.

(1)	Trading revenue on a taxable equivalent basis excluding revenue related to consolidated VIEs.

Non-trading market risk (asset and liability management)
Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which Interest rate risk is the largest component.
     Our goal is to manage the Interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of the balance sheet through proactive hedging to achieve our target level. We continually monitor the effectiveness of our Interest rate risk mitigation activity on a value and earnings basis.
     More information about our market risk management policies and processes associated with our non-trading activities is detailed on page 83 of our 2006 Annual Report. These policies and procedures have not changed materially from those stated in our 2006 Annual Report.
     The following table provides the potential before-tax impact of an immediate and sustained 100 and 200 bps increase or decrease in interest rates on Net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. Over the quarter and last 12 months, our Interest rate risk exposure was well within our target level.

Market risk measures – Non-trading banking activities

	July 31		April 30		July 31
	2007		2007		2006

	Economic value	Net interest	Economic value	Net interest	Economic value	Net interest
(C$ millions)	of equity risk	income risk	of equity risk	income risk	of equity risk	income risk

Before-tax impact of: 100bp increase in rates	$(307)	$82	$(500)	$66	$(454)	$93
100bp decrease in rates	201	(140)	372	(123)	335	(173)
Before-tax impact of: 200bp increase in rates	(666)	160	(1,061)	119	(946)	165
200bp decrease in rates	337	(287)	682	(246)	588	(357)

30   Royal Bank of Canada   Third Quarter 2007

Liquidity and funding risk

Liquidity and funding risk is the risk that an institution is unable to generate sufficient cash or its equivalent in a timely and cost-effective manner to meet its commitments as they come due. Our risk management framework is designed to protect us against this risk under both normal and contemplated stress conditions. The dimensions of this liquidity and funding management framework are discussed in more detail on pages 85 to 87 of our 2006 Annual Report.
     During the quarter, we operated under normal conditions and were in compliance with requirements. There have been no material changes to our liquidity and funding management framework or levels of liquidity and funding risk since October 31, 2006. Despite the recent market developments, we believe our liquidity and funding position is sound and adequate to meet our business requirements. There are no known trends, demands, commitments or events that are currently expected to materially impact our current liquidity and funding position.
Credit ratings
The following table presents our major credit ratings as at August 23, 2007.

As at August 23, 2007 (1)
Senior long-
	Short-term debt	term debt	Outlook

Moody’s Investors Service	P-1	Aaa	stable
Standard & Poor’s	A-1+	AA-	positive
Fitch Ratings	F1+	AA	stable
DBRS	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold our securities inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.
Since October 31, 2006, there were two positive developments with respect to our ratings. In the second quarter of 2007, Moody’s Investors Service upgraded our senior long-term debt rating to Aaa from Aa2 as a result of refinements made to their joint default analysis, and on May 10, 2007, Standard & Poor’s revised our rating outlook to positive from stable. Our Fitch and DBRS ratings and outlooks remain unchanged from October 31, 2006. Our collective ratings continue to be the highest categories assigned by the respective agencies to a Canadian bank and these strong credit ratings support our ability to competitively access unsecured funding markets.

Contractual obligations
In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our short-term and long-term liquidity. Depending on the nature of these commitments, the obligations may be recorded on- and off-balance sheet. The following table provides a summary of our primary future contractual funding commitments.

	July 31					April 30	October 31
	2007					2007	2006

(C$ millions) (1)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total	Total	Total

Unsecured long-term funding	$17,200	$13,840	$16,066	$4,801	$51,907	$45,278	$33,361
Subordinated debentures	133	–	–	6,071	6,204	6,809	7,103

	$17,333	$13,840	$16,066	$10,872	$58,111	$52,087	$40,464

(1)	Amounts represent principal only and exclude accrued interest.

Royal Bank of Canada   Third Quarter 2007   31

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets (unaudited)

	July 31	April 30	October 31	July 31
(C$ millions)	2007	2007	2006	2006

Assets

Cash and due from banks	$5,091	$4,270	$4,401	$3,814

Interest-bearing deposits with banks	10,159	8,512	10,502	11,430

Securities
Trading	163,907	170,205	147,237	137,672
Investment	26,312	28,304	37,632	35,131

	190,219	198,509	184,869	172,803

Assets purchased under reverse repurchase agreements and securities borrowed	77,183	72,142	59,378	63,981

Loans
Residential mortgage	106,681	101,479	96,675	95,688
Personal	48,524	47,255	44,902	44,022
Credit cards	7,913	7,622	7,155	6,792
Business and government	69,681	69,293	61,207	59,418

	232,799	225,649	209,939	205,920
Allowance for loan losses	(1,449)	(1,446)	(1,409)	(1,415)

	231,350	224,203	208,530	204,505

Other
Customers’ liability under acceptances	10,463	9,944	9,108	9,606
Derivatives	54,279	45,692	37,729	37,139
Premises and equipment, net	2,055	1,993	1,818	1,717
Goodwill	5,055	5,098	4,304	4,137
Other intangibles	702	727	642	644
Assets of operations held for sale	–	–	82	167
Other assets	18,026	17,986	15,417	14,026

	90,580	81,440	69,100	67,436

	$604,582	$589,076	$536,780	$523,969

Liabilities and shareholders’ equity

Deposits
Personal	$119,405	$119,692	$114,040	$113,590
Business and government	214,036	210,168	189,140	178,598
Bank	42,884	42,868	40,343	42,514

	376,325	372,728	343,523	334,702

Other
Acceptances	10,463	9,944	9,108	9,606
Obligations related to securities sold short	51,157	48,377	38,252	40,508
Obligations related to assets sold under repurchase agreements and securities loaned	39,842	41,207	41,103	38,030
Derivatives	58,128	48,660	42,094	40,839
Insurance claims and policy benefit liabilities	7,534	7,864	7,337	7,352
Liabilities of operations held for sale	–	–	32	36
Other liabilities	27,142	26,222	22,649	20,027

	194,266	182,274	160,575	156,398

Subordinated debentures	6,204	6,809	7,103	7,822

Trust capital securities	1,382	1,379	1,383	1,400

Preferred share liabilities	298	297	298	300

Non-controlling interest in subsidiaries	1,560	1,508	1,775	1,800

Shareholders’equity
Preferred shares	2,050	2,050	1,050	1,300
Common shares (shares issued – 1,275,779,949; 1,275,327,173; 1,280,889,745; and 1,281,279,227)	7,283	7,250	7,196	7,176
Contributed surplus	235	241	292	287
Treasury shares – preferred (shares held – 121,600; 851,051; 93,700; and 1,759,566)	(3)	(21)	(2)	(43)
– common (shares held – 2,743,937; 2,647,787; 5,486,072; and 5,526,196)	(116)	(99)	(180)	(181)
Retained earnings	17,517	16,786	15,771	15,120
Accumulated other comprehensive income (loss)	(2,419)	(2,126)	(2,004)	(2,112)

	24,547	24,081	22,123	21,547

	$604,582	$589,076	$536,780	$523,969

32   Royal Bank of Canada   Third Quarter 2007

Consolidated Statements of Income (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2007	2007	2006	2007	2006

Interest income
Loans	$3,768	$3,556	$3,277	$10,871	$9,313
Securities	2,033	2,161	1,578	6,055	4,539
Assets purchased under reverse repurchase agreements and securities borrowed	980	911	839	2,766	1,918
Deposits with banks	117	119	155	397	314

	6,898	6,747	5,849	20,089	16,084

Interest expense
Deposits	3,512	3,384	2,853	10,202	7,667
Other liabilities	1,327	1,377	1,126	3,888	3,034
Subordinated debentures	81	85	104	253	318

	4,920	4,846	4,083	14,343	11,019

Net interest income	1,978	1,901	1,766	5,746	5,065

Non-interest income
Insurance premiums, investment and fee income	590	855	821	2,265	2,485
Trading revenue	546	575	683	1,924	1,954
Investment management and custodial fees	403	394	322	1,167	956
Mutual fund revenue	385	361	328	1,100	905
Securities brokerage commissions	368	338	291	1,029	947
Service charges	327	328	306	973	890
Underwriting and other advisory fees	309	319	253	916	731
Card service revenue	165	134	158	448	349
Foreign exchange revenue, other than trading	138	134	118	394	332
Securitization revenue	34	97	61	222	171
Credit fees	71	88	66	219	178
Gain on sale of investment account securities	34	5	11	87	72
Other	132	140	22	357	253

Non-interest income	3,502	3,768	3,440	11,101	10,223

Total revenue	5,480	5,669	5,206	16,847	15,288

Provision for credit losses	178	188	99	528	270

Insurance policyholder benefits, claims and acquisition expense	343	677	627	1,536	1,898

Non-interest expense
Human resources	1,992	2,022	1,828	6,021	5,460
Equipment	251	247	233	742	700
Occupancy	200	215	196	613	567
Communications	186	178	168	520	487
Professional fees	124	129	141	373	405
Outsourced item processing	77	82	70	233	223
Amortization of other intangibles	25	25	20	72	54
Other	310	250	205	806	644

	3,165	3,148	2,861	9,380	8,540

Income from continuing operations before income taxes	1,794	1,656	1,619	5,403	4,580
Income taxes	349	353	381	1,137	1,061

Net income before non-controlling interest	1,445	1,303	1,238	4,266	3,519
Non-controlling interest in net income of subsidiaries	50	24	44	98	25

Net income from continuing operations	1,395	1,279	1,194	4,168	3,494
Net loss from discontinued operations	–	–	(17)	–	(28)

Net income	$1,395	$1,279	$1,177	$4,168	$3,466

Preferred dividends	(26)	(22)	(13)	(64)	(34)

Net income available to common shareholders	$1,369	$1,257	$1,164	$4,104	$3,432

Average number of common shares (in thousands)	1,272,913	1,272,212	1,279,300	1,273,246	1,281,815
Basic earnings per share (in dollars)	$1.07	$.99	$.91	$3.22	$2.68
Basic earnings per share from continuing operations (in dollars)	$1.07	$.99	$.92	$3.22	$2.70
Basic earnings (loss) per share from discontinued operations (in dollars)	$–	$–	$(.01)	$–	$(.02)

Average number of diluted common shares (in thousands)	1,288,227	1,288,415	1,297,340	1,289,947	1,301,165
Diluted earnings per share (in dollars)	$1.06	$.98	$.90	$3.18	$2.64
Diluted earnings per share from continuing operations (in dollars)	$1.06	$.98	$.91	$3.18	$2.66
Diluted earnings (loss) per share from discontinued operations (in dollars)	$–	$–	$(.01)	$–	$(.02)

Dividends per share (in dollars)	$.46	$.46	$.36	$1.32	$1.04

Royal Bank of Canada   Third Quarter 2007   33

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2007	2007	2006	2007	2006

Preferred shares
Balance at beginning of period	$2,050	$1,600	$1,000	$1,050	$700
Issued	–	450	300	1,150	600
Redeemed for cancellation	–	–	–	(150)	–

Balance at end of period	2,050	2,050	1,300	2,050	1,300

Common shares
Balance at beginning of period	7,250	7,216	7,191	7,196	7,170
Issued	39	50	16	152	97
Purchased for cancellation	(6)	(16)	(31)	(65)	(91)

Balance at end of period	7,283	7,250	7,176	7,283	7,176

Contributed surplus
Balance at beginning of period	241	255	278	292	265
Renounced stock appreciation rights	(1)	(2)	(1)	(5)	(1)
Stock-based compensation awards	1	(10)	10	(48)	(20)
Other	(6)	(2)	–	(4)	43

Balance at end of period	235	241	287	235	287

Treasury shares – preferred
Balance at beginning of period	(21)	(3)	(5)	(2)	(2)
Sales	25	5	3	32	7
Purchases	(7)	(23)	(41)	(33)	(48)

Balance at end of period	(3)	(21)	(43)	(3)	(43)

Treasury shares – common
Balance at beginning of period	(99)	(114)	(178)	(180)	(216)
Sales	15	16	16	133	145
Purchases	(32)	(1)	(19)	(69)	(110)

Balance at end of period	(116)	(99)	(181)	(116)	(181)

Retained earnings
Balance at beginning of period	16,786	16,264	14,649	15,771	13,704
Transition adjustment – Financial instruments (1)	–	–	–	(86)	–
Net income	1,395	1,279	1,177	4,168	3,466
Preferred share dividends	(26)	(22)	(13)	(64)	(34)
Common share dividends	(587)	(586)	(461)	(1,684)	(1,336)
Premium paid on common shares purchased for cancellation	(52)	(143)	(222)	(566)	(663)
Issuance costs and other	1	(6)	(10)	(22)	(17)

Balance at end of period	17,517	16,786	15,120	17,517	15,120

Accumulated other comprehensive income (loss)
Transition adjustment – Financial instruments (1)	(45)	(45)	–	(45)	–
Unrealized gains and losses on available-for-sale securities	(123)	25	–	(123)	–
Unrealized foreign currency translation gains and losses, net of hedging activities	(2,469)	(2,173)	(2,112)	(2,469)	(2,112)
Gains and losses on derivatives designated as cash flow hedges	218	67	–	218	–

Balance at end of period	(2,419)	(2,126)	(2,112)	(2,419)	(2,112)

Retained earnings and Accumulated other comprehensive income	15,098	14,660	13,008	15,098	13,008

Shareholders’ equity at end of period	$24,547	$24,081	$21,547	$24,547	$21,547

Comprehensive income
Net income	$1,395	$1,279	$1,177	$4,168	$3,466
Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities	(157)	(10)	–	(141)	–
Reclassification of (gains) losses on available-for-sale securities to income	9	(4)	–	18	–

	(148)	(14)	–	(123)	–

Unrealized foreign currency translation gains (losses)	(701)	(1,036)	276	(858)	(592)
Reclassification of (gains) losses on foreign currency translation to income	–	(1)	–	(41)	2
Net foreign currency translation gains (losses) from hedging activities	405	652	(204)	434	252

	(296)	(385)	72	(465)	(338)

Net gains (losses) on derivatives designated as cash flow hedges	144	29	–	190	–
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	7	4	–	28	–

	151	33	–	218	–

Other comprehensive income	(293)	(366)	72	(370)	(338)

Total comprehensive income	$1,102	$913	$1,249	$3,798	$3,128

(1)	The transition adjustment relates to the implementation of the new financial instruments accounting standards. Refer to Note 1.

34   Royal Bank of Canada   Third Quarter 2007

Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2007	2007	2006	2007	2006

Cash flows from operating activities
Net income from continuing operations	$1,395	$1,279	$1,194	$4,168	$3,494
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	178	188	99	528	270
Depreciation	109	106	102	317	299
Business realignment payments	(7)	(9)	(14)	(33)	(57)
Future income taxes	(102)	57	154	(206)	194
Amortization of other intangibles	25	25	20	72	54
(Gain) loss on sale of premises and equipment	(4)	(4)	(4)	(12)	(13)
(Gain) loss on loan securitizations	32	(38)	8	(43)	18
(Gain) loss on sale of investment account securities	(34)	(5)	(11)	(87)	(72)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(330)	(84)	170	197	235
Net change in accrued interest receivable and payable	(130)	164	234	37	104
Current income taxes	244	169	(261)	372	(415)
Derivative assets	(8,587)	(3,466)	5,053	(16,550)	1,695
Derivative liabilities	9,468	4,689	(6,233)	16,034	(1,753)
Trading securities	6,318	(1,175)	(10,646)	(6,038)	(11,912)
Net change in brokers and dealers receivable and payable	(381)	1,796	836	(269)	(1,435)
Other	1,045	496	(1,359)	1,419	2,062

Net cash from (used in) operating activities from continuing operations	9,239	4,188	(10,658)	(94)	(7,232)
Net cash from (used in) operating activities from discontinued operations	–	–	(4)	–	(18)

Net cash from (used in) operating activities	9,239	4,188	(10,662)	(94)	(7,250)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(1,647)	(875)	(2,552)	343	(6,193)
Change in loans, net of loan securitizations	(10,499)	(7,438)	(9,701)	(29,073)	(24,354)
Proceeds from loan securitizations	2,412	2,188	1,406	6,353	5,770
Proceeds from sale of investment securities	2,571	2,175	2,821	7,047	8,955
Proceeds from maturity of investment securities	5,356	4,304	6,950	13,501	22,972
Purchases of investment securities	(5,034)	(6,114)	(7,014)	(16,743)	(27,784)
Change in investment securities	–	–	8	–	19
Net acquisitions of premises and equipment	(169)	(148)	(121)	(512)	(302)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(5,041)	(4,398)	(7,680)	(17,805)	(21,008)
Net cash from (used in) acquisitions	(90)	290	–	(373)	(242)

Net cash from (used in) investing activities from continuing operations	(12,141)	(10,016)	(15,883)	(37,262)	(42,167)
Net cash from (used in) investing activities from discontinued operations	–	–	(4)	–	82

Net cash from (used in) investing activities	(12,141)	(10,016)	(15,887)	(37,262)	(42,085)

Cash flows from financing activities
Change in deposits	3,597	4,895	11,915	28,951	27,842
Issue of subordinated debentures	87	–	–	87	–
Repayment of subordinated debentures	(500)	–	(22)	(989)	(268)
Issue of preferred shares	–	450	300	1,150	600
Redemption of preferred shares for cancellation	–	–	–	(150)	–
Issuance costs	1	(7)	(5)	(23)	(12)
Issue of common shares	36	46	14	139	88
Purchase of common shares for cancellation	(58)	(159)	(253)	(631)	(754)
Sales of treasury shares	40	21	19	165	152
Purchase of treasury shares	(39)	(24)	(60)	(102)	(158)
Dividends paid	(608)	(527)	(474)	(1,665)	(1,321)
Dividends/distributions paid by subsidiaries to non-controlling interests	(30)	(1)	–	(62)	(17)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(1,365)	90	9,715	(1,261)	14,649
Change in obligations related to securities sold short	2,779	2,016	4,494	12,904	8,117
Change in short-term borrowings of subsidiaries	(153)	(478)	(524)	(403)	(697)

Net cash from (used in) financing activities from continuing operations	3,787	6,322	25,119	38,110	48,221

Net cash from (used in) financing activities	3,787	6,322	25,119	38,110	48,221

Effect of exchange rate changes on cash and due from banks	(64)	(102)	22	(64)	(73)

Net change in cash and due from banks	821	392	(1,408)	690	(1,187)
Cash and due from banks at beginning of period	4,270	3,878	5,222	4,401	5,001

Cash and due from banks at end of period	$5,091	$4,270	$3,814	$5,091	$3,814

Supplemental disclosure of cash flow information
Amount of interest paid in period	$4,881	$4,341	$4,040	$14,061	$10,643
Amount of income taxes paid in period	$476	$394	$432	$1,163	$1,511

Royal Bank of Canada   Third Quarter 2007   35
Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)
These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited Consolidated Financial Statements for the year ended October 31, 2006, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended October 31, 2006, and the accompanying notes included on pages 106 to 156 in our 2006 Annual Report to shareholders (2006 Annual Report). In the opinion of management, all adjustments necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.
Note 1:     Significant accounting policies
Significant accounting changes
Financial Instruments
On November 1, 2006, we adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3855, Financial Instruments – Recognition and Measurement (Section 3855), and Handbook Section 3865, Hedges (Section 3865). Comparative amounts for prior periods have not been restated.
Comprehensive Income
Section 1530 introduces Comprehensive Income, which consists of Net income and Other comprehensive income (OCI). OCI represents changes in Shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. We have included in our Interim Consolidated Financial Statements a Consolidated Statement of Comprehensive Income for the changes in these items during 2007, while the cumulative changes in OCI are included in Accumulated other comprehensive income (loss) (AOCI), which is presented as a new category of Shareholders’ equity on the Consolidated Balance Sheet.
Financial Instruments – Recognition and Measurement Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the Consolidated Balance Sheet when we become a party to the contractual provisions of a financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.
     Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in Non-interest income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets, which include loan substitute securities, are presented as Investment securities on our Consolidated Balance Sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.
     Derivative instruments are recorded on the Consolidated Balance Sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in Net income with the exception of derivatives designated in effective cash flow hedges or hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation. Refer to the Hedges section.
     Section 3855 also provides an entity the option to designate a financial instrument as held-for-trading (the fair value option) on its initial recognition or upon adoption of the standard, even if the financial instrument was not acquired or incurred principally for the purpose of selling or repurchasing it in the near term. An instrument that is classified as held-for-trading by way of this fair value option must have a reliable fair value and satisfy one of the following criteria established by the Office of the Superintendent of Financial Institutions Canada (OSFI): (i) when doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing gains and losses on them on a different basis; (ii) it belongs to a group of financial assets, financial liabilities or both which are managed and evaluated on a fair value basis in accordance with our risk management or investment strategy, and are reported to senior management on that basis; or (iii) it is an embedded derivative in a financial or non-financial host contract and the derivative is not closely related to the host contract.
     The principal categories of our financial assets designated as held-for-trading under the fair value option include (i) investments supporting the policy benefit liabilities on life and health insurance contracts issued by our insurance operations; (ii) investments used to offset exposures under derivative contracts in relation to our sales and trading activities; and (iii) certain loans to customers whose related hedging derivatives are measured at fair value. Financial liabilities designated as held-for-trading are mainly deposits and structured notes with embedded derivatives that are not closely related to the host contracts. Fair value designation for these financial assets and financial liabilities significantly reduces the measurement inconsistencies.
     Other significant accounting implications arising upon the adoption of Section 3855 include the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned on financial instruments measured at amortized cost, and the recognition of the inception fair value of the obligation undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees (AcG-14). Subsequent remeasurement at fair value is not required unless the financial guarantee also meets the definition of a derivative. These guarantees are remeasured at fair value at each balance sheet date and reported as a derivative in Other assets or Other liabilities, as appropriate.
Hedges
Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies. We use derivatives and non-derivative financial instruments in our hedging strategies to manage our exposures to interest, currency, credit and other market risks. When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. Hedge

36   Royal Bank of Canada   Third Quarter 2007

accounting is discontinued prospectively when it is determined that the derivative is not highly effective as a hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item. Refer to Note 2 for the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.
Fair value hedges
In a fair value hedging relationship, the carrying value of the hedged item is adjusted for unrealized gains or losses attributable to the hedged risk and recognized in Net income. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which is also recorded in Net income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to Net income over the remaining term of the original hedging relationship.
     We predominantly use interest rate swaps to hedge our exposure to the changes in a fixed interest rate instrument’s fair value caused by changes in interest rates.
Cash flow hedge
In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative, net of taxes, is recognized in OCI while the ineffective portion is recognized in Net income. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to Net income during the periods when the variability in the cash flows of the hedged item affects Net income. Gains and losses on derivatives are reclassified immediately to Net income when the hedged item is sold or early terminated.
     We predominantly use interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability, and all components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness.
Net investment hedge
In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments, net of applicable taxes, is recognized in OCI and the ineffective portion is recognized in Net income. The amounts previously recognized in AOCI are recognized in Net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions.
     We use foreign exchange contracts and foreign currency-denominated liabilities to manage our foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the Canadian dollar.
Impact upon adoption of Sections 1530, 3855 and 3865
The transition adjustments attributable to the remeasurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges or hedges of foreign currency exposure of net investment in self-sustaining foreign operations, were recognized in opening Retained earnings as at November 1, 2006. Adjustments arising from remeasuring financial assets classified as available-for-sale at fair value were recognized in opening AOCI as at that date.
     For hedging relationships existing prior to adopting Section 3865 that continue to qualify for hedge accounting under the new standard, the transition accounting is as follows: (i) Fair value hedges – any gain or loss on the hedging instrument was recognized in opening Retained earnings and the carrying amount of the hedged item was adjusted by the cumulative change in fair value attributable to the designated hedged risk and was also included in opening Retained earnings; (ii) Cash flow hedges and hedges of net investments in self-sustaining foreign operations – the effective portion of any gain or loss on the hedging instrument was recognized in AOCI and the cumulative ineffective portion was included in opening Retained earnings.
     We recorded the following transition adjustments in our Consolidated Financial Statements: (i) a reduction of $86 million, net of taxes, to our opening Retained earnings, representing changes made to the value of certain financial instruments and the ineffective portion of qualifying hedges, in compliance with the measurement basis under the new standards including those related to the use of fair value option; and (ii) recognition in AOCI of $45 million, net of taxes, related to the net losses for available-for-sale financial assets and cumulative losses on the effective portion of our cash flow hedges that are now required to be recognized under Sections 3855 and 3865. In addition, we have reclassified to AOCI, $2,004 million of net unrealized foreign currency losses that were previously presented as a separate item in Shareholders’ equity.
Variable Interest Entities (VIEs)
On February 1, 2007, we adopted CICA Emerging Issues Committee Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). EIC-163 provides additional clarification on how to analyze and consolidate VIEs. The implementation of EIC-163 resulted in the deconsolidation of certain investment funds; however, the impact was not material to our consolidated financial position or results of operations.
Future accounting changes
Capital Disclosures and Financial Instruments – Disclosures
and Presentation
On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures (Section 1535), Handbook Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863). These new standards will be effective for us on November 1, 2007.
     Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.
     Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.
Convertible and other debt instruments with embedded derivatives
On March 5, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 164, Convertible and Other Debt Instruments with Embedded Derivatives (EIC-164). EIC-164 provides clarification regarding the accounting treatment for certain types of convertible debt instruments, their classification as liabilities or equity, and the implications on earnings per share. It also provides guidance on whether these instruments contain any embedded derivatives that are required to be accounted for separately. EIC-164 will be effective for us on August 1, 2007 and the impact is not expected to be material to our consolidated financial position or results of operations.
Accounting Policy Choice for Transaction Costs
On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. EIC-166 will be effective for us on September 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. Our current recognition policy for transaction costs is consistent with this guidance.

Royal Bank of Canada   Third Quarter 2007   37
Note 2:     Fair values of financial instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.
     Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. In limited circumstances, we use input parameters that are not based on observable market data and we believe that using possible alternative assumptions will not result in significantly different fair values.
Accounting for changes in fair value of financial instruments during the period
As described in Note 1, financial instruments classified or designated as held-for-trading and Investment securities are carried at fair value on our Consolidated Balance Sheet except for equity instruments classified as Investment securities that do not have a quoted market price, which are carried at cost. Any changes in the fair values of financial instruments classified or designated as held-for-trading and Investment securities measured at fair value are recognized in Net income and OCI, respectively. The cumulative changes in the fair values of Investment securities previously recognized in AOCI are reclassified to Net income when they are derecognized or the decline in value is considered to be other-than-temporary.
     Investment securities measured at fair value or cost are assessed for impairment at each reporting date. As at July 31, 2007, the pre-tax and after-tax unrealized losses for Investment securities measured at fair value amounted to $335 million and $222 million, respectively ($182 million and $117 million as at April 30, 2007). For debt securities, the unrealized losses are primarily due to increasing interest rates; for equity securities, the unrealized losses are due to the timing of market prices, foreign exchange movements, or because the investee is in the early years of its business cycle. We do not consider our Investment securities measured at fair value to be other-than-temporarily impaired as at July 31, 2007, and we have the ability and intent to hold them until the fair values recover.
     On the Investment securities that we carry at cost, we had no unrealized losses during this quarter or the previous quarter.
     As at July 31, 2007, the pre-tax and after-tax unrealized gains on our Investment securities totalled $197 million and $130 million, respectively ($259 million and $173 million for the quarter ended April 30, 2007). The net after-tax unrealized losses for the quarter are reflected in Unrealized gains and losses on available-for-sale securities in Accumulated other comprehensive income (loss).
     Derivatives that are not designated in hedging relationships are classified as held-for-trading and changes in the fair values of such derivative instruments are recognized in Net income.
     During the third quarter of 2007, the fair value of our net financial assets classified as held-for-trading increased by $649 million (increased by $587 million for the second quarter of 2007). The fair value of our net financial assets designated as held-for-trading decreased by $296 million (increased by $34 million for the second quarter of 2007); substantially all of this decrease was economically hedged. The fair value of the financial liabilities that we designated as held-for-trading increased by $13 million (decreased by $1 million for the second quarter of 2007) due to changes in our own credit risk.
Hedging activities
Fair value hedges
For the quarter ended July 31, 2007, the ineffective portion of fair value hedges recognized in Net income amounted to an after-tax loss of $5 million (quarter ended April 30, 2007 – $1 million). We did not hedge any commitments for the quarter ended July 31, 2007.
Cash flow hedges
 For the quarter ended July 31, 2007, an after-tax unrealized gain of $144 million (quarter ended April 30, 2007 – an after-tax unrealized gain of $29 million) was recorded in OCI for the effective portion of changes in fair value of derivatives in cash flow hedges and after-tax unrealized losses of $7 million (quarter ended April 30, 2007 – after-tax unrealized losses of $4 million) were reclassified to Net income. The after-tax net unrealized gains in AOCI were $163 million as at July 31, 2007 (April 30, 2007 – after-tax net unrealized gains of $12 million). After-tax unrealized gains of $17 million included in AOCI as at July 31, 2007 (April 30, 2007 – unrealized losses of $4 million) are expected to be reclassified to Net income in the next 12 months. We did not hedge any anticipated transactions for the quarter ended July 31, 2007.
     During the quarter, an after-tax unrealized loss of $4 million (quarter ended April 30, 2007 – an after-tax unrealized loss of $6 million) was recognized in Non-interest income for the ineffective portion.
Net investment hedges
For the quarter ended July 31, 2007, the net after-tax loss of $296 million relating to our net investment in foreign operations was recognized in OCI (quarter ended April 30, 2007 – net after-tax loss of $385 million).

38   Royal Bank of Canada   Third Quarter 2007

Carrying value and fair value of selected financial instruments
As a result of adopting the new financial instruments accounting standards, certain financial instruments are now measured at fair value which were previously reported at cost or amortized cost. This is primarily due to the reclassification of certain securities as Trading securities, which includes securities designated as held-for-trading using the fair value option. The following table provides a comparison of carrying and fair values as at July 31, 2007, April 30, 2007 and October 31, 2006, for selected financial instruments:

	As at July 31							As at April 30	As at October 31
	2007							2007	2006
	Carrying value and fair value of financial instruments
					Designated as
					available-
	Required to be	Designated as	Designated as	Classified as	for-sale
	classified as	held-for-	available-	loans and	recorded	Total carrying	Total fair	Total fair	Total fair
	held-for-trading	trading	for-sale	receivables (1)	at cost	value	value	value	value

Securities
Trading	$144,180	$19,727	$–	$–	$–	$163,907	$163,907	$170,205
Investment (2), (3)	–	–	25,452	$–	860	26,312	26,314	28,305

Total securities	$144,180	$19,727	$25,452	$–	$860	$190,219	$190,221	$198,510	$185,239

Assets purchased under reverse repurchase agreements and
securities borrowed	$–	$45,393	$–	$31,790	$–	$77,183	$77,183	$72,142	$59,378

Loans	$–	$3,737	$–	$227,613	$–	$231,350	$231,350	$224,203	$208,638

	As at April 30, 2007
	Carrying value and fair value of financial instruments
					Designated as
					available-
	Required to be	Designated as	Designated as	Classified as	for-sale
	classified as	held-for-	available-	loans and	recorded
	held-for-trading	trading	for-sale	receivables (1)	at cost

Securities
Trading	$151,220	$18,985	$–	$–	$–
Investment (2), (3)	$–	$–	25,937	–	2,367

Total securities	$151,220	$18,985	$25,937	$–	$2,367

Assets purchased under reverse repurchase agreements and securities borrowed	$–	$40,458	$–	$31,684	$–

Loans	$–	$2,632	$–	$221,571	$–

	As at October 31, 2006
	Carrying value of financial instruments
	Required to be	Designated as	Designated as
	classified as	held-for-	available-
	held-for-trading	trading	for-sale

Securities
Trading	$139,491	$18,412	$–
Investment (2)	–	–	26,310
Loan substitute (3)	–	–	656

Total securities	$139,491	$18,412	$26,966

(1)	The fair value and the carrying value are not materially different.
(2)	Includes the value of our Held-to-maturity investments, which is nominal.
(3)	Upon adoption of Section 3855, loan substitutes have been classified as Investment securities.
The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	Fair value of derivatives and non-derivative				Fair value of derivatives and non-derivative
	financial instruments as at July 31, 2007				financial instruments as at April 30, 2007
	Designated in a hedging relationship				Designated in a hedging relationship
				Not designated				Not designated
	Cash flow	Fair value	Net investment	in a hedging	Cash flow	Fair value	Net investment	in a hedging
	hedges	hedges	hedges	relationship	hedges	hedges	hedges	relationship

Financial assets
Derivative financial instruments	$335	$111	$149	$53,684	$99	$239	$1	$45,353
Non-derivative financial instruments	–	–	–	n.a.	–	–	–	n.a.
Financial liabilities
Derivative financial instruments	$81	$72	$60	$57,915	$76	$52	$466	$48,066
Non-derivative financial instruments	–	–	4,832	n.a.	–	–	5,028	n.a.

n.a.     not applicable

Royal Bank of Canada   Third Quarter 2007   39
Note 3:     Significant acquisitions and disposition
Significant acquisitions
In March 2007, we completed the acquisition of 39 branches of AmSouth Bank in Alabama. In December 2006, we completed the acquisition of Atlanta, Georgia-based Flag Financial Corporation (Flag) and its subsidiary, Flag Bank. Details of these acquisitions are as follows:

	AmSouth branches (1)	Flag

Acquisition date	March 9, 2007	December 8, 2006

Business segment	U.S. & International Banking	U.S. & International Banking

Percentage of shares acquired	n.a.	100%

Purchase consideration in the currency of the transaction	Cash payment of US$343	Cash payment of US$435

Purchase consideration in Canadian dollar equivalent	Cash payment of C$405	Cash payment of C$498

Fair value of tangible assets acquired	$ 2,368	$ 1,912
Fair value of liabilities assumed	(2,369)	(1,870)

Fair value of identifiable net tangible assets acquired (net liabilities assumed)	(1)	42
Core deposit intangibles and other intangibles (2), (3)	83	50
Goodwill	323	406

Total purchase consideration	$ 405	$ 498

(1)	The purchase price allocation for AmSouth is preliminary and has not been finalized because the valuation of certain assets and liabilities has not been completed.
(2)	Core deposit intangibles are amortized on a straight-line basis over an estimated average useful life of seven years.
(3)	Included in the acquisition of Flag was $7 million of Other intangibles ($nil for AmSouth) which relate to the non-compete agreements and are amortized over the term of the agreements for a maximum of three years.
n.a.	not applicable

Other acquisitions
On June 18, 2007, we completed the acquisition of Ohio-based Seasongood & Mayer, LLC, a public finance firm and leading underwriter of municipal debt, and its wholly owned subsidiary, Seasongood Asset Management, an investment advisor to public funds clients. The acquisition, which is not material to Capital Markets, resulted in goodwill of $38 million.
     On May 18, 2007, we completed the acquisition of New Jersey-based J.B. Hanauer & Co., a privately held financial services firm which specializes in retail fixed income and wealth management services. The acquisition is not material to Wealth Management.
     On April 17, 2007, we announced the signing of a definitive joint venture agreement pursuant to which we will acquire a 50% interest in Fidelity Merchant Bank & Trust Limited, the Bahamas-based wholly owned subsidiary of Fidelity Bank & Trust International Limited. This acquisition is subject to normal closing conditions including regulatory approvals and is expected to close in the fourth quarter of 2007.
     In January 2007, we completed two acquisitions in Capital Markets: (i) the broker-dealer business and certain other assets of the Carlin Financial Group, a New York-based broker-dealer and (ii) Daniels & Associates, L.P., an M&A advisor to the cable, telecom, broadcast and Internet services industries. The acquisitions include total goodwill of $121 million and are not material to Capital Markets.
Discontinued operations
RBC Mortgage Company (RBC Mortgage) had disposed of substantially all of its remaining assets and obligations by the end of fiscal 2006 and we no longer separately classify its results in our Interim Consolidated Financial Statements. The residual balances of RBC Mortgage are immaterial; changes in these balances are now reported in Corporate Support. For periods preceding fiscal 2007, the results of RBC Mortgage are presented separately as discontinued operations.

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40   Royal Bank of Canada   Third Quarter 2007
Note 4:     Securitizations
Securitization activity for the three months ended (1)

	July 31		April 30		July 31
	2007 (2)		2007 (2)		2006 (2),(4)
	Commercial	Residential	Commercial	Residential	Residential
	mortgage	mortgage	mortgage	mortgage	mortgage
	loans	loans (3)	loans	loans (3)	loans (3)

Securitized and sold	$650	$1,834	$602	$1,583	$1,442
Net cash proceeds received	634	1,778	606	1,582	1,406
Asset-backed securities purchased	–	–	–	–	–
Retained rights to future excess interest	–	40	–	35	28
Pre-tax gain (loss) on sale	(16)	(16)	4	34	(8)
Securities created and retained (6)	–	867	–	843	920

Securitization activity for the nine months ended (1)

	July 31		July 31
	2007 (2)		2006
	Commercial	Residential	Credit	Commercial	Residential
	mortgage	mortgage	card	mortgage	mortgage
	loans	loans (3)	loans (5)	loans	loans (3)

Securitized and sold	$1,572	$4,855	$1,200	$396	$4,270
Net cash proceeds received	1,566	4,787	400	397	4,173
Asset-backed securities purchased	–	–	794	–	–
Retained rights to future excess interest	–	117	9	–	75
Pre-tax gain (loss) on sale	(6)	49	3	1	(22)
Securities created and retained (6)	–	1,877	–	–	4,482

(1)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized loans as we received adequate compensation for our services.
(2)	We did not securitize any credit card loans during the period.
(3)	All residential mortgage loans securitized are government guaranteed.
(4)	We did not securitize any commercial mortgage loans during the period.
(5)	The net cash proceeds received represent gross cash proceeds of $1,200 million less funds used to purchase notes issued by Golden Credit Card Trust with a principal value of $800 million.
(6)	Total securities created and retained are carried at fair value; prior to November 1, 2006, these securities were carried at amortized cost.
The key assumptions used to value the retained interests at the date of securitization for activities during the quarter ended July 31, 2007, are summarized below. All rates are annualized.
Key assumptions

	Residential
	mortgage loans
	Variable rate	Fixed rate

Expected weighted average life of prepayable
receivables (in years)	2.57	3.56
Payment rate	30.00%	16.60%
Excess spread, net of credit losses	.80%	.75%
Expected credit losses	n.a.	n.a.
Discount rate	5.05%	4.79%

n.a.	not applicable
In addition to the above securitization transactions, we sold $128 million (US$109 million) of participation interests in commercial mortgage mezzanine notes to third-party investors at their principal amounts during the first quarter of 2007. None were sold in the second or third quarters of 2007.
Note 5:     Pension and other post-employment benefits
We offer a number of benefit plans which provide pension and other post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table:

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2007	2007	2006	2007	2006

Pension benefit expense	$94	$93	$99	$278	$297
Other post-employment benefit expense	28	28	27	83	86

Royal Bank of Canada   Third Quarter 2007   41
Note 6:     Significant capital transactions
RBC Trust Subordinated Notes
On April 30, 2007, we issued $1 billion innovative subordinated debentures, RBC Trust Subordinated Notes (TSNs) – Series A, through a new special purpose entity, RBC Subordinated Notes Trust (Trust III), a closed-end trust established under the laws of the Province of Ontario. The issue was priced at $99.982 with a yield to April 30, 2012 of 4.584%. The proceeds were used to purchase a senior deposit note from us which is reported as a Business and government deposit liability.
     Trust III is a VIE under Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). We do not consolidate Trust III as we are not its Primary Beneficiary (refer to Note 11); therefore, the TSNs – Series A issued by Trust III are not reported on our Consolidated Balance Sheet. The holders of TSNs – Series A are eligible to receive semi-annual fixed distributions at 4.58% per annum until April 30, 2012, and quarterly floating distributions thereafter at 90-day Banker’s acceptance rate plus 1% until their maturity on April 30, 2017.
     The TSNs – Series A may be redeemed, in whole or in part, subject to the approval of the OSFI, for cash equivalent to (i) the Early Redemption Price if the notes are redeemed prior to April 30, 2012, or (ii) the Redemption Price if the notes are redeemed on or after April 30, 2012. The Redemption Price is an amount equal to $1,000 plus the unpaid distributions to the redemption date. The Early Redemption Price is an amount equal to the greater of (i) the Redemption Price, and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond from the redemption date to April 30, 2012, plus 11 basis points.
     All of the TSNs – Series A will be exchanged automatically, without the consent of the holders, into our Series 10 Subordinated Notes upon occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) the OSFI takes control of us; (iii) we have a Tier 1 capital ratio of less than 5% or a Total capital ratio of less than 8%; (iv) the OSFI directs us to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction; or (v) we determine that as a result of the enactment or anticipated enactment of federal Canadian income tax legislation, the interest payable on the TSNs – Series A will not be deductible by Trust III for tax purposes.
     We have guaranteed the payments of principal, interest, redemption price, if any, and any other amounts on the TSNs – Series A when they become due and payable. This guarantee will be our direct, unsecured obligation, and will be subordinate to our deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are either designated as ranking equally with or subordinate to the subordinated indebtedness.
     The senior deposit note bears interest at an annual rate of 4.72% and will mature on April 30, 2017. Subject to the OSFI’s approval, the note is redeemable at our option, in whole or in part, on or after April 30, 2012, at the Redemption Price and may also be redeemed earlier at our option for the greater of the Redemption Price or the Early Redemption Price.
Other significant capital transactions
On June 26, 2007, we issued at par Japanese Yen-denominated 10 billion ($87 million) subordinated indebtedness at 2.86% per annum, payable semi-annually. This issue is redeemable at our option, on or after June 26, 2017, subject to the approval of the OSFI.
     On June 4, 2007, we redeemed all of our outstanding $500 million 6.75% subordinated debentures due on June 4, 2012, at par plus accrued interest.
     On April 26, 2007, we issued $250 million Non-cumulative First Preferred Shares Series AG at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $.28125 per share to yield 4.5% annually. Subject to regulatory approval, we may redeem these shares on or after May 24, 2012, in whole or in part, at a declining premium.
     On March 14, 2007, we issued $200 million Non-cumulative First Preferred Shares Series AF at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $.278125 per share to yield 4.45% annually. Subject to regulatory approval, we may redeem these shares on or after May 24, 2012, in whole or in part, at a declining premium.
     On January 19, 2007, we issued $250 million Non-cumulative First Preferred Shares Series AE at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $.28125 per share to yield 4.5% annually. Subject to regulatory approval, we may redeem these shares on or after February 24, 2012, in whole or in part, at a declining premium.
     On December 13, 2006, we issued $250 million Non-cumulative First Preferred Shares Series AD at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $.28125 per share to yield 4.5% annually. Subject to regulatory approval, we may redeem these shares on or after February 24, 2012, in whole or in part, at a declining premium.
     On November 24, 2006, we redeemed all of our outstanding six million Non-cumulative First Preferred Shares Series O at $25.50 per share, including a $.50 per share redemption premium.
     On November 8, 2006, we redeemed all of our outstanding US$400 million subordinated debentures due November 8, 2011, at par value plus accrued interest.
     On November 1, 2006, we issued $200 million Non-cumulative First Preferred Shares Series AC at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $.2875 per share to yield 4.6% annually. Subject to regulatory approval, we may redeem these shares on or after November 24, 2011, in whole or in part, at a declining premium.
     Effective November 1, 2006, we renewed our normal course issuer bid for one year to purchase for cancellation up to 40 million of our common shares through the facilities of the Toronto Stock Exchange. During the quarter, we purchased one million common shares at an average cost of $57.50 per share. Since the renewal date, we have purchased a total of 11.5 million common shares at an average cost of $54.61 per share.
     On March 22, 2005, we announced that we may, from time to time, purchase for cancellation some or all of our outstanding $250 million Floating-Rate Debentures due in 2083 and US$300 million Floating-Rate Debentures due in 2085. The timing, price and other terms are determined at our sole discretion. During the current quarter, we did not purchase any Floating-Rate Debentures due in 2083 or the US$ Floating-Rate Debentures due in 2085. Since the announcement date, we have purchased a total of $26 million of Floating-Rate Debentures due in 2083 and US$111 million ($132 million) of Floating-Rate Debentures due in 2085.

42   Royal Bank of Canada   Third Quarter 2007
Note 7:     Earnings per share

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2007	2007	2006	2007	2006

Basic earnings per share
Net income from continuing operations	$1,395	$1,279	$1,194	$4,168	$3,494
Net loss from discontinued operations (1)	–	–	(17)	–	(28)

Net income	1,395	1,279	1,177	4,168	3,466
Preferred share dividends	(26)	(22)	(13)	(64)	(34)

Net income available to common shareholders	$1,369	$1,257	$1,164	$4,104	$3,432

Average number of common shares (in thousands)	1,272,913	1,272,212	1,279,300	1,273,246	1,281,815

Basic earnings per share
Continuing operations	$1.07	$.99	$.92	$3.22	$2.70
Discontinued operations (1)	–	–	(.01)	–	(.02)

Total	$1.07	$.99	$.91	$3.22	$2.68

Diluted earnings per share
Net income available to common shareholders	$1,369	$1,257	$1,164	$4,104	$3,432

Average number of common shares (in thousands)	1,272,913	1,272,212	1,279,300	1,273,246	1,281,815
Stock options (2)	12,808	13,621	13,316	13,693	14,075
Issuable under other stock-based compensation plans	2,506	2,582	4,724	3,008	5,275

Average number of diluted common shares (in thousands)	1,288,227	1,288,415	1,297,340	1,289,947	1,301,165

Diluted earnings per share
Continuing operations	$1.06	$.98	$.91	$3.18	$2.66
Discontinued operations (1)	–	–	(.01)	–	(.02)

Total	$1.06	$.98	$.90	$3.18	$2.64

(1)	Refer to Note 3.
(2)	The dilutive effect of stock options was calculated using the treasury stock method. For the three months ended July 31, 2007, we excluded from the calculation of diluted earnings per share 41,124 average options outstanding with an exercise price of $57.90 (April 30, 2007 – 22,179 average options outstanding with an exercise price of $57.90), as the exercise price of these options was greater than the average market price of our common shares. For the nine months ended July 31, 2007, we excluded from the calculation of diluted earnings per share 21,089 average options outstanding with an exercise price of $57.90. For each of the three and nine months ended July 31, 2006, there were no average options outstanding where the exercise prices were greater than the average market price of our common shares.
Note 8:     Guarantees and contingencies
In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to AcG-14. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.
     The following table summarizes significant guarantees that we have provided to third parties:

	As at
	July 31		October 31		July 31
	2007		2006		2006
	Maximum		Maximum		Maximum
	potential		potential		potential
	amount of future	Carrying	amount of future	Carrying	amount of future	Carrying
	payments	amount (1)	payments	amount (1)	payments	amount (1)

Credit derivatives and written put options (2)	$73,267	$1,834	$54,723	$352	$29,996	$266
Backstop liquidity facilities	40,414	31	34,342	–	34,432	–
Stable value products (2)	18,903	–	16,098	–	15,704	–
Financial standby letters of credit and performance guarantees	18,224	61	15,902	17	14,744	18
Credit enhancements	4,897	33	4,155	–	4,159	–
Mortgage loans sold with recourse (3)	241	–	204	–	253	–

(1)	As described in Note 1, effective November 1, 2006, a liability is now recognized on the Consolidated Balance Sheet at inception of a guarantee for the fair value of the obligation undertaken in issuing the guarantee. For credit derivatives and written put options, the prior period comparatives represent the fair values of the derivatives; for financial standby letters of credit and performance guarantees, they represent unamortized premiums received.
(2)	The notional amount of the contract approximates the maximum potential amount of future payments.
(3)	As at October 31 and July 31, 2006, mortgage loans sold with recourse related to the discontinued operations amounted to $nil and $13 million, respectively. Refer to Note 3.

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia IS. As at July 31, 2007, RBC Dexia IS securities lending indemnifications totalled $58,258 million (October 31, 2006 – $45,614 million; July 31, 2006 – $40,502 million); we are exposed to 50% of this amount.
     Refer to Note 27 of our 2006 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Royal Bank of Canada   Third Quarter 2007   43
Enron Corp. (Enron) litigation
A purported class of purchasers of Enron who publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, has named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). In addition, Royal Bank of Canada and certain related entities have been named as defendants in several other Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank of Canada is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.
     We review the status of these matters on an ongoing basis and will exercise our judgment in resolving them in such a manner as we believe to be in our best interests. As with any litigation, there are significant uncertainties surrounding the timing and outcome. Uncertainty is exacerbated as a result of the large number of cases, the multiple defendants in many of them, the novel issues presented, and the current difficult litigation environment. Although it is not possible to predict the ultimate outcome of these lawsuits, the timing of their resolution or our exposure, during the fourth quarter of 2005, we established a litigation provision of $591 million (US$500 million) or $326 million after-tax (US$276 million). We believe the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for the particular period in which the resolution occurs, notwithstanding the provision established in the fourth quarter of 2005. We will continue to vigorously defend ourselves in these cases.
Other
Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 9:     Total trading revenue
Total trading revenue includes both trading-related Net interest income and Trading revenue reported in Non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities and the amortization of premiums and discounts arising on their acquisition or issuance. Non-interest income includes realized and unrealized gains and losses on trading securities and trading derivative financial instruments.

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2007	2007	2006	2007	2006

Net interest income	$(31)	$(31)	$(146)	$(213)	$(366)
Non-interest income	546	$575	683	$1,924	1,954

Total	$515	$544	$537	$1,711	$1,588

Note 10:     Results by business segment
Composition of business segments
Effective February 7, 2007, our previous three business segments (RBC Canadian Personal and Business, RBC U.S. and International Personal and Business, and RBC Capital Markets) were reorganized and renamed into the following four business segments:
     Canadian Banking comprises our domestic personal and business banking operations, certain retail investment businesses and our global insurance operations.
     Wealth Management comprises businesses that directly serve our clients’ growing wealth management needs including those of affluent and high net worth clients globally, and businesses that provide asset management and trust products.
     U.S. & International Banking comprises our banking businesses outside Canada, including RBC Centura in the U.S. and RBC’s Caribbean banking operations. In addition, this segment includes our 50% ownership in RBC Dexia IS.
     Capital Markets comprises our global wholesale banking segment, providing a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, public sector and institutional clients in North America and specialized products and services in select global markets.
     All other enterprise level activities that are not allocated to these four business segments, such as securitization, net charges associated with unattributed capital, and consolidation adjustments, including the elimination of the taxable equivalent basis (teb) gross-up amounts, are included in Corporate Support. Teb adjustments gross up Net interest income from certain tax-advantaged sources to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. Management believes that these adjustments are necessary for Capital Markets to reflect how it is managed. The use of the teb adjustments enhances the comparability of revenue across our taxable and tax-advantaged sources. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts at other financial institutions.
     Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and to reflect the way that it is managed. This approach ensures that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views those results. These items do not impact our consolidated results.
     The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates.
     Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.
     The reorganization of our business segments also resulted in the realignment of certain reporting units. Accordingly, we reallocated our goodwill to the new reporting units, tested it for impairment, and concluded that there was no impairment.
Changes to comparatives
The comparative results have been restated to conform to our new basis of segment presentation.

44     Royal Bank of Canada     Third Quarter 2007

Quarterly earnings

		Canadian			Wealth		U.S. & International
	Banking			Management			Banking
	Q3/07	Q2/07	Q3/06	Q3/07	Q2/07	Q3/06	Q3/07	Q2/07	Q3/06

Net interest income	$1,605	$1,559	$1,498	$106	$104	$99	$263	$272	$240
Non-interest income	1,302	1,521	1,477	900	904	744	259	221	191

Total revenue	2,907	3,080	2,975	1,006	1,008	843	522	493	431
Provision for (recovery of) credit losses	190	204	121	–	–	–	17	10	5
Insurance policyholder benefits, claims and acquisition expense	343	677	627	–	–	–	–	–	-
Non-interest expense	1,356	1,295	1,254	747	722	646	389	381	307

Net income (loss) before income taxes	1,018	904	973	259	286	197	116	102	119
Income taxes	319	286	313	82	92	61	27	32	36
Non-controlling interest in net income of subsidiaries	–	–	–	–	–	–	2	3	1

Net income from continuing operations	699	618	660	177	194	136	87	67	82
Net loss from discontinued operations (1)	–	–	–	–	–	–	–	–	(17)

Net income	$699	$618	$660	$177	$194	$136	$87	$67	$65

Total average assets (2)	$221,800	$216,900	$201,300	$15,700	$16,400	$15,900	$41,100	$41,000	$36,200

Quarterly earnings

	Capital Markets			Corporate Support			Total
	Q3/07	Q2/07	Q3/06	Q3/07	Q2/07	Q3/06	Q3/07	Q2/07	Q3/06

Net interest income	$175	$169	$28	$(171)	$(203)	$(99)	$1,978	$1,901	$1,766
Non-interest income	983	1,013	994	58	109	34	3,502	3,768	3,440

Total revenue	1,158	1,182	1,022	(113)	(94)	(65)	5,480	5,669	5,206
Provision for (recovery of) credit losses	(7)	(5)	(7)	(22)	(21)	(20)	178	188	99
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	343	677	627
Non-interest expense	693	754	648	(20)	(4)	6	3,165	3,148	2,861

Net income (loss) before income taxes	472	433	381	(71)	(69)	(51)	1,794	1,656	1,619
Income taxes	79	77	51	(158)	(134)	(80)	349	353	381
Non-controlling interest in net income of subsidiaries	33	6	27	15	15	16	50	24	44

Net income from continuing operations	360	350	303	72	50	13	1,395	1,279	1,194
Net loss from discontinued operations (1)	–	–	–	–	–	–	–	–	(17)

Net income	$360	$350	$303	$72	$50	$13	$1,395	$1,279	$1,177

Total average assets (2)	$317,300	$310,200	$261,700	$(7,100)	$(5,800)	$(5,600)	$588,800	$578,700	$509,500

Nine-month earnings

	Canadian		Wealth		U.S. & International
	Banking		Management		Banking
	2007	2006	2007	2006	2007	2006

Net interest income	$4,711	$4,286	$318	$296	$792	$702
Non-interest income	4,357	4,362	2,688	2,288	668	497

Total revenue	9,068	8,648	3,006	2,584	1,460	1,199
Provision for (recovery of) credit losses	576	431	–	1	37	20
Insurance policyholder benefits, claims and acquisition expense	1,536	1,898	–	–	–	–
Non-interest expense	3,926	3,741	2,171	1,942	1,118	904

Net income (loss) before income taxes	3,030	2,578	835	641	305	275
Income taxes	942	827	253	201	77	89
Non-controlling interest in net income of subsidiaries	–	–	–	–	7	4

Net income from continuing operations	2,088	1,751	582	440	221	182
Net loss from discontinued operations (1)	–	–	–	–	–	(28)

Net income	$2,088	$1,751	$582	$440	$221	$154

Total average assets (2)	$217,000	$196,700	$16,300	$14,800	$39,900	$32,300

(1)	Refer to Note 3.
(2)	Calculated using methods intended to approximate the average of the daily balances for the period.

Royal Bank of Canada   Third Quarter 2007   45

Nine-month earnings

	Capital Markets		Corporate Support		Total
	2007	2006	2007	2006	2007	2006

Net interest income	$400	$138	$(475)	$(357)	$5,746	$5,065
Non-interest income	3,170	2,990	218	86	11,101	10,223

Total revenue	3,570	3,128	(257)	(271)	16,847	15,288
Provision for (recovery of) credit losses	(20)	(115)	(65)	(67)	528	270
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	1,536	1,898
Non-interest expense	2,185	1,959	(20)	(6)	9,380	8,540

Net income (loss) before income taxes	1,405	1,284	(172)	(198)	5,403	4,580
Income taxes	252	253	(387)	(309)	1,137	1,061
Non-controlling interest in net income of subsidiaries	47	(24)	44	45	98	25

Net income from continuing operations	1,106	1,055	171	66	4,168	3,494
Net loss from discontinued operations (1)	–	–	–	–	–	(28)

Net income	$1,106	$1,055	$171	$66	$4,168	$3,466

Total average assets (2)	$308,400	$255,900	$(6,200)	$(5,300)	$575,400	$494,400

(1)	Refer to Note 3.
(2)	Calculated using methods intended to approximate the average of the daily balances for the period.
Note 11:     Variable interest entities
Multi-seller conduits
We administer six multi-seller asset-backed commercial paper conduit programs (multi-seller conduits). These conduits primarily purchase financial assets from clients and finance those purchases by issuing asset-backed commercial paper. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs. Certain of the multi-seller conduits also financed assets in the form of either securities or instruments that closely resemble securities such as credit-linked notes. In these situations, the multi-seller conduit is often one of many investors in the securities or security-like instruments.
     The multi-seller conduits are not consolidated under AcG-15 as we are not the Primary Beneficiary. However, we do hold significant variable interests in these multi-seller conduits resulting from our provision of backstop liquidity facilities and partial credit enhancement.
     The total assets of our multi-seller conduits as at July 31, 2007 were $41 billion (April 30, 2007 – $39 billion; October 31, 2006 – $34 billion), and our maximum exposure to loss was $42 billion (April 30, 2007 – $40 billion; October 31, 2006 – $35 billion), reflecting changes in their level of activities during the quarter.
RBC Subordinated Notes Trust
Trust III was created to issue $1 billion Trust Subordinated Notes (refer to Note 6). Although we own the common equity and voting control of this trust, we are not the Primary Beneficiary since we are not exposed to the majority of the expected losses.

Note 12:     Income taxes on components of Other comprehensive income
The income tax expense or benefit allocated to each component of Other comprehensive income is presented in the table below:

	For the three		For the nine
	months ended		months ended
	July 31	April 30	July 31
	2007	2007	2007

Net unrealized gains (losses) on available-for-sale securities	$(83)	$3	$(62)
Reclassification of (gains) losses on available-for-sale securities to income	5	(3)	10
Net foreign currency translation gains (losses) from hedging activities	225	337	210
Net gains (losses) on derivatives designated as cash flow hedges	77	15	101
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	4	3	15

Total income taxes (recovery)	$228	$355	$274

46   Royal Bank of Canada   Third Quarter 2007

Royal Bank of Canada   Third Quarter 2007   47

Shareholder information

Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax: (416) 955-7800

Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

website:
rbc.com

Transfer Agent
and Registrar

Main Agent
Computershare Trust
Company of Canada

1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7555 or
1-866-586-7635
Fax: (514) 982-7635

website:
computershare.com

Co-Transfer Agent (U.S.)
The Bank of New York
101 Barclay Street
New York, New York
U.S. 10286

Co-Transfer Agent
(United Kingdom)
Computershare Services PLC
Securities Services  –  Registrars
P.O. Box No. 82, The Pavilions,
Bridgwater Road,
Bristol BS99 7NH
England
Stock exchange listings
(Symbol: RY)

Common shares are listed on:
Canada – Toronto Stock Exchange
(TSX)
U.S. – New York Stock Exchange
(NYSE)
Switzerland  – Swiss Exchange
(SWX)

All preferred shares are listed
on the Toronto Stock Exchange.

Valuation Day price
For capital gains purposes, the
Valuation Day (December 22,
1971) cost base for our common
shares is $7.38 per share. This amount has been adjusted to
reflect the two-for-one share split
of March 1981 and the two-for-
one share split of February 1990.
The one-for-one share dividends
paid in October 2000 and April
2006 did not affect the Valuation
Day value for our common shares.

Shareholder contacts
For information about stock
transfers, address changes,
dividends, lost stock certificates,
tax forms, estate transfers,
contact: Computershare Trust
Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (514) 982-7555 or
1-866-586-7635

For other shareholder inquiries,
contact: Shareholder Relations
Royal Bank of Canada
200 Bay Street
9th Floor, South Tower
Toronto, Ontario
Canada M5J 2J5
Tel: (416) 955-7806
Fax: (416) 974-3535

For financial information inquiries,
contact: Investor Relations
Royal Bank of Canada
200 Bay Street
14th Floor, South Tower
Toronto, Ontario
Canada M5J 2J5
Tel: (416) 955-7802
Fax:(416)955-7800
or visit our website at
rbc.com/investorrelations

Direct deposit service
Shareholders in Canada and the U.S. may have their dividends deposited by electronic funds transfer. To arrange for this service, please contact Computershare Trust Company of Canada at its mailing address.

Dividend Reinvestment Plan
Our Dividend Reinvestment Plan provides our registered common shareholders residing in Canada and the U.S. with the means to purchase additional RBC common shares through the automatic reinvestment of their cash dividends.

For more information on participation in the Dividend Reinvestment Plan, please contact our Plan Agent:

Computershare Trust Company of Canada
Attn: Dividend Reinvestment Dept.
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-866-586-7635 (Canada
and U.S.) or (514) 982-7555
Fax: (416) 263-9394 or
1-888-453-0330
e-mail:
service@computershare.com

Eligible dividend designation
For purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us	to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible divi- dends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases
We are engaged in a Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange. During the one-year period commencing November 1, 2006, we may repurchase up to 40 million common shares in the open market at market prices. We determine the amount and timing of the purchases.

A copy of our Notice of Intention to file a Normal Course Issuer Bid may be obtained, without charge, by contacting RBC’s Secretary at our Toronto mailing address.

2008 Annual Meeting
Our annual meeting of Common Shareholders will be held on Friday, February 29, 2008, at the Metro Toronto Convention Centre, North Building, 255 Front Street West, Toronto, Ontario, Canada.

2007 Quarterly earnings release dates
First quarter	March 2
Second quarter	May 25
Third quarter	August 24
Fourth quarter	November 30
Dividend dates for 2007
 Subject to approval by the Board of Directors

	Record dates	Payment dates

Common and preferred	Jan. 25	Feb. 23
shares series N, W, AA, AB and AC	Apr. 25	May 24
	Jul. 26	Aug. 24
	Oct. 25	Nov. 23

AD and AE	Apr. 25	May 24
	Jul. 26	Aug. 24
	Oct. 25	Nov. 23

AF and AG	Jul. 26	Aug. 24
	Oct. 25	Nov. 23

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